UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR ENDING MARCH 31, 2009

On November 7, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the first half of the fiscal year ending March 31, 2009. Attached hereto is a copy of the information, dated November 7, 2008, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the remainder of the fiscal year ending March 31, 2009. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO INC., included in the material was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as that of its subsidiary NTT DATA CORPORATION, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the first half of the fiscal year ending March 31, 2009 in the attached press release is unaudited.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2009 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: November 7, 2008

Financial Results Release	November 7, 2008
For the Six Months Ended September 30, 2008	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL (03) 5205-5581

Scheduled date of filing quarterly securities report: November 10, 2008

Scheduled date of dividend payments: December 9, 2008

1. Consolidated Financial Results for the Six Months Ended September 30, 2008 (April 1, 2008 – September 30, 2008)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Six months ended September 30, 2008	5,164,593	—	745,082	—	771,161	—	406,353	—
Six months ended September 30, 2007	5,187,652	(1.2%)	563,988	(18.4%)	573,446	(17.6%)	192,900	(33.9%)

Note: Percentages above represent changes from the corresponding previous period.

					Earnings (Loss) per Share		Diluted Earnings per Share
Six months ended September 30, 2008					29,938.86 (yen)		— (yen)
Six months ended September 30, 2007					13,958.33 (yen)		— (yen)

Note: The amounts in the six months ended September 30, 2007 have been changed from those previously released. See “Retroactive application of equity method for an investee” on page 19.
(2) Consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2008	18,310,657	7,610,972	41.6%	566,770.15 (yen)
March 31, 2008	18,518,779	7,410,761	40.0%	543,361.19 (yen)

2. Dividends

Dividends per Share
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year ended March 31, 2008	—	4,500.00 (yen)	—	4,500.00 (yen)	9,000.00 (yen)

Year ending March 31, 2009	—	5,500.00 (yen)	—	—	—
Year ending March 31, 2009 (Forecasts)	—	—	—	5,500.00 (yen)	11,000.00 (yen)

Notes:	1. Change in forecasts of dividends during the six months ended September 30, 2008: None

2.      Forecasts of dividends per share for the year ending March 31, 2009 do not reflect the stock split. For further details, please see “(Reference) Forecasts of Consolidated Business Results and Dividends Reflecting Stock Split” on page 3.

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2009	10,580,000	(0.9%)	1,160,000	(11.1%)	1,150,000	(13.0%)	560,000	(11.8%)	41,641.62	(yen	)

Notes:	1. Percentages above represent changes from the previous period.

2.      Change in consolidated financial results forecasts for the year ending March 31, 2009 during the six months ended

September 30, 2008: yes

3.      Forecasts of earnings per share for the year ending March 31, 2009 do not reflect the stock split. For further details,

please see “(Reference) Forecasts of Consolidated Business Results and Dividends Reflecting Stock Split” on page 3.

4. Others

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i) Change due to revision of accounting standards and other regulations: Yes

(ii) Others: None

(For further details, please see “Others” on page 9.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):
September 30, 2008:	15,741,209 shares
March 31, 2008:	15,741,209 shares
2. Number of treasury stock:
September 30, 2008:	2,293,126 shares
March 31, 2008:	2,102,471 shares
3. Weighted average number of shares outstanding:
For the six months ended September 30, 2008:	13,572,763 shares
For the six months ended September 30, 2007:	13,819,700 shares

*	Explanation for forecasts of operation and other notes:

With regard to the consolidated financial results forecasts, please refer to page 3.

With regard to the assumptions and other related matters concerning the above estimated results, please refer to pages 9 and 30.

The amounts in the six months ended September 30, 2007 have been changed from those previously released. See “Retroactive application of equity method for an investee” on page 19.

(Reference) Forecasts of Consolidated Business Results and Dividends Reflecting Stock Split

In January, 2009, with implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100.

If such share split is assumed to have taken place at the beginning of the year ending March 31, 2009, forecasts for consolidated financial results and dividends for such period would be as follows:

1. Consolidated Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Earnings per Share
Year ending March 31, 2009	416.42 (yen)

2. Dividends Forecasts for the Year Ending March 31, 2009

Dividends per Share
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year ending March 31, 2009 (Forecasts)	—	— (yen)	—	55.00 (yen)	110.00 (yen)

1. Analysis of Consolidated Business Results

(1) Consolidated Results

	(Billions of yen)
	Three-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2007 (for reference)
Operating revenues	2,571.0	5,164.6	5,187.7
Operating expenses	2,198.0	4,419.5	4,623.7
Operating income	373.0	745.1	564.0
Net income	230.8	406.4	192.9

(Note) The amounts for the six-month period ended September 30, 2007 have been changed from those previously released. See “(7) Retroactive application of equity method for an investee” on page 19.

In the three-month period ended September 30, 2008, NTT Group, aiming to transform itself into a Service Creation Business Group, continued its efforts to expand its broadband and ubiquitous services. With the market for conventional fixed-line communications impacted by the expansion of optical access services and the migration from existing fixed-line telephone services to optical IP telephony, NTT Group focused its efforts on expanding sales of such services as “FLET’S Hikari” and “Hikari Denwa”. As a result of efforts directed at expanding the service areas for “FLET’S Hikari Next” throughout the Tokyo metropolitan area and other major cities and at launching “FLET’S VPN Wide”, a VPN service for corporate customers, and otherwise enhancing the service lineup, the total number of “FLET’S Hikari” subscriptions reached 10.10 million.

In the mobile communications market, intensifying rate competition and the recent introduction of MVNOs (*1) and other factors have made competition among businesses increasingly tough. In such an environment, to enable customers to use content and applications with comfort and with peace of mind, NTT Group began offering such new services as the two-level fixed-price packet service, “Pake-hodai double”. Efforts directed towards establishing new business models that can meet the challenges of the dramatic changes taking place in the market included the launch of the “706i” series and other new mobile phones, new discount services introduced last year and the introduction of new sales models. This resulted in the number of mobile phone subscriptions growing to 53.94 million, of which 86.1% represent “FOMA” service subscriptions. Also, business efficiency was increased by absorbing eight regional DOCOMO companies into NTT DOCOMO on July 1.

For corporate customers, NTT Group strove to provide high value-added solutions tailored to different business types and strengthened its ability to support customers’ global business activities. NTT Group also announced plans for developing an infrastructure for SaaS (*2) service providers based on the concept of “SaaS over NGN”, supporting SaaS businesses through the utilization of the secure and highly reliable Next-Generation Network (NGN) infrastructure.

As a result of these efforts, NTT Group’s consolidated operating revenues were 2,571.0 billion yen in the three-month period ended September 30, 2008. Consolidated operating expenses were 2,198.0 billion yen. As a result, consolidated operating income was 373.0 billion yen while consolidated net income before income taxes was 383.3 billion yen. Due to the decrease of income tax expenses from the consolidation of eight regional DOCOMO companies into NTT DOCOMO, consolidated net income was 230.8 billion yen for the quarter.

For the six-month period ended September 30, 2008, NTT Group’s consolidated operating revenues were 5,164.6 billion yen. Consolidated operating expenses were 4,419.5 billion yen, and as a result, consolidated operating income was 745.1 billion yen while consolidated net income before income taxes was 771.2 billion yen. Consolidated net income was 406.4 billion yen for the six-month period ended September 30, 2008.

(*1) Mobile Virtual Network Operator (MVNO) is a business offering services utilizing the wireless infrastructure of other carriers.

(*2) Software as a Service (SaaS) is a service that provides software applications via a network.

Results by business segment are as follows.

(2) Segment Results

Results by segment are as follows.

<1> Regional telecommunications business segment

	(Billions of yen)
	Three-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2007 (for reference)
Operating revenues	1,013.2	2,008.4	2,057.1
Operating expenses	983.7	1,967.7	2,022.6
Operating income	29.5	40.7	34.5

NTT Group’s consolidated operating revenues for the three-month period ended September 30, 2008 were 1,013.2 billion yen. Despite an increase in IP-related revenues attributable to the increase in “FLET’S Hikari” subscriptions, revenues decreased due to the migration from fixed-line telephones and leased lines to low-priced IP-based services. Consolidated operating expenses were 983.7 billion yen due to such factors as a decrease in depreciation and amortization. As a result, consolidated operating income in the three-month period ended September 30, 2008 was 29.5 billion yen.

For the six-month period ended September 30, 2008, consolidated operating revenues were 2,008.4 billion yen and consolidated operating expenses were 1,967.7 billion yen. As a result, consolidated operating income for the six-month period ended September 30, 2008 was 40.7 billion yen.

Number of subscriptions

	(Thousands of subscriptions)
	As of September 30, 2008	As of March 31, 2008
FLET’S Hikari	10,096	8,777
NTT East	5,702	4,963
NTT West	4,394	3,815
Hikari Denwa	6,914	5,725
NTT East	3,666	3,065
NTT West	3,248	2,661

Notes:

1. The figures for “FLET’S Hikari” include NTT East’s “B FLET’S” and “FLET’S Hikari Next” (launched in March 2008) and NTT West’s “B FLET’S”, “FLET’S Hikari Premium”, “FLET’S Hikari Mytown” and “FLET’S Hikari Next” (launched in March 2008).

2. The figures for “Hikari Denwa” represent number of channels (in thousands).

<2> Long-distance and international communications business segment

	(Billions of yen)
	Three-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2007 (for reference)
Operating revenues	325.0	636.4	643.5
Operating expenses	297.4	581.0	585.8
Operating income	27.5	55.4	57.7

Consolidated operating revenues for the three-month period ended September 30, 2008 were 325.0 billion yen, as conventional fixed voice related revenues decreased while increases were recorded in OCN, VPN-related services and other IP-related revenues as well as in revenues from corporate solutions services. Consolidated operating expenses for the second quarter were 297.4 billion yen, as a result of decreases in telecommunication facility usage fees in conjunction with the decline in fixed-voice related revenues. As a result of the above, the consolidated operating income for the three-month period ended September 30, 2008 was 27.5 billion yen.

For the six-month period ended September 30, 2008, consolidated operating revenues were 636.4 billion yen and consolidated operating expenses were 581.0 billion yen. As a result, consolidated operating income for the six-month period ended September 30, 2008 was 55.4 billion yen.

<3> Mobile communications business segment

	(Billions of yen)
	Three-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2007 (for reference)
Operating revenues	1,097.5	2,267.8	2,325.1
Operating expenses	818.5	1,693.6	1,916.6
Operating income	279.1	574.2	408.5

Consolidated operating revenues for the three-month period ended September 30, 2008 were 1,097.5 billion yen. This was the result of a decrease in mobile voice related revenues due to the expansion of new discount services introduced last year, despite an increase in handset sales revenues in conjunction with the introduction of new sales models. Consolidated operating expenses for the three-month period ended September 30, 2008 were 818.5 billion yen due to the decrease in revenue-linked expenses in conjunction with the decline in the number of handsets sold. As a result, consolidated operating income for the three-month period ended September 30, 2008 was 279.1 billion yen.

For the six-month period ended September 30, 2008, consolidated operating revenues were 2,267.8 billion yen and consolidated operating expenses were 1,693.6 billion yen. As a result, consolidated operating income for the six-month period ended September 30, 2008 was 574.2 billion yen.

Number of subscriptions

	(Thousands of subscriptions)
	As of September 30, 2008	As of March 31, 2008
Mobile phone service	53,937	53,388
FOMA service	46,444	43,949
mova service	7,493	9,438
i-mode service	48,069	47,993

Notes:	1. The number of mobile service subscriptions and “FOMA” service subscriptions include communication module subscriptions.

2. Effective March 3, 2008, use of “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.

3. The figures for the number of “i-mode” service subscriptions represent the total for “FOMA” and “mova” combined.

<4> Data communications business segment

	(Billions of yen)
	Three-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2007 (for reference)
Operating revenues	265.5	507.3	458.8
Operating expenses	242.3	462.4	428.9
Operating income	23.2	44.9	29.9

Consolidated operating revenues for the three-month period ended September 30, 2008 were 265.5 billion yen as a result of increased revenues due to such factors as expanding the scope of consolidated subsidiaries and outsourcing services. Due to an increase in revenue-linked expenses, consolidated operating expenses for the three-month period ended September 30, 2008 were 242.3 billion yen. As a result, consolidated operating income for the three-month period ended September 30, 2008 was 23.2 billion yen.

For the six-month period ended September 30, 2008, consolidated operating revenues were 507.3 billion yen and consolidated operating expenses were 462.4 billion yen. As a result, consolidated operating income for the six-month period ended September 30, 2008 was 44.9 billion yen.

<5> Other segment

	(Billions of yen)
	Three-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2007 (for reference)
Operating revenues	291.6	559.2	538.2
Operating expenses	282.4	535.8	512.1
Operating income	9.2	23.4	26.1

In other business segment, active promotion of real estate, financing, construction and power, system development and advanced technology development businesses resulted in consolidated operating revenues for the three-month period ended September 30, 2008 of 291.6 billion yen and consolidated operating income of 9.2 billion yen.

For the six-month period ended September 30, 2008, consolidated operating revenues were 559.2 billion yen and consolidated operating expenses were 23.4 billion yen.

2. Analysis of Consolidated Financial Standing

Consolidated cash flows from operating activities for the six-month period ended September 30, 2008 were 1,089.2 billion yen. While net income during this period was 406.4 billion yen and depreciation and amortization was 1,020.8 billion yen, net income tax expense was 261.4 billion yen and accounts payable, trade and accrued payroll decreased by 389.7 billion yen.

Consolidated cash flows used in investing activities for the six-month period ended September 30, 2008 showed net outlays of 1,150.0 billion yen, resulting from acquisition of fixed assets in the amount of 1,171.2 billion yen, which was partially offset by proceeds from the sale of property, plant and equipment amounting to 46.3 billion yen.

Consolidated cash flows used in financing activities for the six-month period ended September 30, 2008 showed net outlays of 162.0 billion yen. While proceeds from issuance of long-term debt amounted to 395.2 billion yen, this was more than offset by 292.6 billion yen in payments for the settlement of long-term debt and 100.7 billion yen spent for the acquisition of treasury stock.

As a result of the foregoing, cash and cash equivalents for NTT Group at the end of the period under review totaled 943.7 billion yen.

	(Billions of yen)
	Six-Month Period ended September 30, 2008	Six-Month Period ended September 30, 2007 (for reference)
Cash flows from operating activities	1,089.2	1,307.8
Cash flows from investing activities	(1,150.0)	(1,062.0)
Cash flows from financing activities	(162.0)	(427.7)

3. Qualitative Information Relating to Consolidated Results Forecasts

As the financial instability originating in the United States capital markets spreads, having an impact in a variety of ways, the deceleration of the Japanese domestic economy has increased in a burst.

Because of such factors as the drop in consumer confidence and corporate profitability, as well as the increasingly fierce competition among businesses, NTT Group finds itself in an increasingly difficult market environment.

In light of this market environment, NTT Group has revised its results forecasts.

Because of decreased sales of mobile handsets and other factors, the forecast for operating revenues was lowered by 170.0 billion yen from the initial forecast to 10,580.0 billion yen.

On the other hand, since operating expenses will decrease due to the reduction in the cost of mobile terminals, the forecast for operating income has remained the same as in the initial forecast, at 1,160.0 billion yen.

While income before income taxes will decrease because of the recording of impairment losses for marketable securities resulting from the slumping equities markets, NTT Group’s income tax expenses will decrease due to the consolidation of the NTT DOCOMO companies into a single entity. For this reason, projections for net income have been revised upwards by 60.0 billion yen over the initial plan, to 560.0 billion yen.

For the assumptions used in these results forecasts and other related matters, please see page 30.

4. Other

(1)	Material changes during the quarter and the six-month period ended September 30, 2008 regarding consolidated subsidiaries (changes in specific subsidiaries in conjunction with changes in the scope of consolidation): None

(2)	Adoption of simplified accounting or exceptional accounting for the preparation of quarterly consolidated financial statements: None

(3)	Changes in accounting treatment principles, procedures and presentation in preparing quarterly consolidated financial statements

<1> Fair Value Measurements

Effective April 1, 2008, NTT Group adopted U.S. Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion, and SFAS clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and demands expanded disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group.

<2> The Fair Value Measurement Option for Financial Assets and Financial Liabilities

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Measurement Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair market value that are not currently required to be measured at fair market value. Subsequent changes in fair value for designated items will be required to be reported in earnings or losses in the current period. SFAS 159 also establishes disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the six months ended September 30, 2008.

5. Consolidated Financial Statements

    (1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2008	September 30, 2008
ASSETS

Current assets:
Cash and cash equivalents	¥1,169,566	¥943,671
Short-term investments	17,566	15,491
Notes and accounts receivable, trade	1,843,468	1,703,126
Allowance for doubtful accounts	(36,286)	(37,346)
Inventories	343,978	445,978
Prepaid expenses and other current assets	375,661	498,976
Deferred income taxes	276,178	255,824

Total current assets	3,990,131	3,825,720

Property, plant and equipment:
Telecommunications equipment	14,699,272	14,848,863
Telecommunications service lines	13,701,735	13,813,583
Buildings and structures	5,792,345	5,796,494
Machinery, vessels and tools	1,761,348	1,778,585
Land	1,078,118	1,085,043
Construction in progress	301,722	335,994

	37,334,540	37,658,562
Accumulated depreciation	(26,948,961)	(27,358,382)

Net property, plant and equipment	10,385,579	10,300,180

Investments and other assets:
Investments in affiliated companies	416,140	420,463
Marketable securities and other investments	347,899	311,956
Goodwill	427,888	434,189
Other intangibles	1,384,311	1,356,413
Other assets	959,096	1,020,932
Deferred income taxes	607,735	640,804

Total investments and other assets	4,143,069	4,184,757

Total assets	¥18,518,779	¥18,310,657

	Millions of yen
	March 31, 2008	September 30, 2008
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	¥568,068	¥594,256
Current portion of long-term debt	659,598	734,984
Accounts payable, trade	1,492,450	978,864
Accrued payroll	466,689	401,056
Accrued interest	11,809	10,637
Accrued taxes on income	234,074	227,644
Accrued consumption tax	36,074	34,764
Advances received	98,261	117,323
Other	344,886	332,816

Total current liabilities	3,911,909	3,432,344

Long-term liabilities:
Long-term debt	3,416,740	3,433,238
Obligations under capital leases	60,488	64,446
Liabilities for employees’ retirement benefits	1,294,813	1,284,379
Other	560,070	561,613

Total long-term liabilities	5,332,111	5,343,676

Minority interests in consolidated subsidiaries	1,863,998	1,912,665

Shareholders’ equity:
Common stock, no par value	937,950	937,950
Additional paid-in capital	2,841,079	2,841,105
Retained earnings	4,663,296	5,008,274
Accumulated other comprehensive income (loss)	(26,428)	(59,447)
Treasury stock, at cost	(1,005,136)	(1,105,910)

Total shareholders’ equity	7,410,761	7,621,972

Total liabilities, minority interests and shareholders’ equity	¥18,518,779	¥18,310,657

(2) Consolidated Statements of Income

    SIX-MONTH PERIOD ENDED SEPTEMBER 30

Millions of yen
2008
Operating revenues:
Fixed voice related services	¥1,315,716
Mobile voice related services	1,179,627
IP/packet communications services	1,416,757
Sale of telecommunications equipment	369,321
System integration	541,444
Other	341,728

5,164,593

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,161,911
Cost of equipment sold (exclusive of items shown separately below)	459,941
Cost of system integration (exclusive of items shown separately below)	344,082
Depreciation and amortization	1,020,780
Impairment loss	401
Selling, general and administrative expenses	1,432,396

4,419,511

Operating income	745,082

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(30,134)
Interest income	12,602
Others, net	43,611

26,079

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	771,161

Income tax expense (benefit):
Current	338,954
Deferred	(102,279)

236,675

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	534,486
Minority interests in consolidated subsidiaries	(135,554)
Equity in earnings (losses) of affiliated companies	7,421

Net income (loss)	¥406,353

Summary of total comprehensive income (loss):
Net income (loss)	¥406,353
Other comprehensive income (loss)	(33,019)

Comprehensive income (loss)	¥373,334

    THREE-MONTH PERIOD ENDED SEPTEMBER 30

Millions of yen
2008
Operating revenues:
Fixed voice related services	¥652,186
Mobile voice related services	580,695
IP/packet communications services	721,691
Sale of telecommunications equipment	152,947
System integration	285,208
Other	178,278

2,571,005

Operating expenses:
Cost of services (exclusive of items shown separately below)	585,879
Cost of equipment sold (exclusive of items shown separately below)	193,428
Cost of system integration (exclusive of items shown separately below)	184,309
Depreciation and amortization	517,024
Impairment loss	401
Selling, general and administrative expenses	716,945

2,197,986

Operating income	373,019

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,952)
Interest income	6,279
Others, net	18,914

10,241

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	383,260

Income tax expense (benefit):
Current	189,900
Deferred	(101,485)

88,415

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	294,845
Minority interests in consolidated subsidiaries	(67,912)
Equity in earnings (losses) of affiliated companies	3,886

Net income (loss)	¥230,819

Summary of total comprehensive income (loss):
Net income (loss)	¥230,819
Other comprehensive income (loss)	(3,211)

Comprehensive income (loss)	¥227,608

(3) Consolidated Statements of Cash Flows

    SIX-MONTH PERIOD ENDED SEPTEMBER 30

Millions of yen
2008
Cash flows from operating activities:
Net income (loss)	¥406,353
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	1,020,780
Impairment loss	401
Deferred taxes	(102,279)
Minority interests in consolidated subsidiaries	135,554
Loss on disposal of property, plant and equipment	45,473
Equity in (earnings) losses of affiliated companies	(7,421)
(Increase) decrease in notes and accounts receivable, trade	157,971
(Increase) decrease in inventories	(101,950)
(Increase) decrease in other current assets	(85,482)
Increase (decrease) in accounts payable, trade and accrued payroll	(389,742)
Increase (decrease) in accrued consumption tax	(1,314)
Increase (decrease) in accrued interest	(1,163)
Increase (decrease) in advances received	19,014
Increase (decrease) in accrued taxes on income	(6,334)
Increase (decrease) in other current liabilities	(14,057)
Increase (decrease) in liabilities for employees’ retirement benefits	(9,061)
Increase (decrease) in other long-term liabilities	21,673
Other	774

Net cash provided by operating activities	1,089,190

Cash flows from investing activities:

Payments for property, plant and equipment	(850,669)
Proceeds from sale of property, plant and equipment	46,309
Payments for purchase of non-current investments	(66,044)
Proceeds from sale and redemption of non-current investments	38,899
Payments for purchase of short-term investments	(2,541)
Proceeds from redemption of short-term investments	4,494
Acquisition of intangible and other assets	(320,496)

Net cash used in investing activities	¥(1,150,048)

Millions of yen
2008
Cash flows from financing activities:

Proceeds from issuance of long-term debt	¥395,173
Payments for settlement of long-term debt	(292,575)
Dividends paid	(61,375)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(100,748)
Acquisition of treasury stocks by subsidiary	(51,848)
Net increase (decrease) in short-term borrowings and other	(50,673)

Net cash provided by (used in) financing activities	(162,046)

Effect of exchange rate changes on cash and cash equivalents	(2,991)

Net increase (decrease) in cash and cash equivalents	(225,895)

Cash and cash equivalents at beginning of period	1,169,566

Cash and cash equivalents at end of period	¥943,671

Cash paid during the period for:
Interest	¥31,306
Income taxes, net	¥261,362

(4) Going Concern Assumption

       None

(5) Business Segments

1. Sales and operating revenues	(Millions of yen)
	Three months ended September 30, 2008	Six months ended September 30, 2008
Regional communications business
Customers	867,435	1,725,745
Intersegment	145,810	282,607

Total	1,013,245	2,008,352

Long-distance and international communications business
Customers	293,147	581,141
Intersegment	31,814	55,306

Total	324,961	636,447

Mobile communications business
Customers	1,086,853	2,243,360
Intersegment	10,685	24,424

Total	1,097,538	2,267,784

Data communications business
Customers	233,584	446,481
Intersegment	31,867	60,818

Total	265,451	507,299

Other
Customers	89,986	167,866
Intersegment	201,609	391,325

Total	291,595	559,191

Elimination of intersegment	(421,785)	(814,480)

Consolidated total	2,571,005	5,164,593

2. Segment profit or loss	(Millions of yen)
	Three months ended September 30, 2008	Six months ended September 30, 2008
Operating income
Regional communications business	29,526	40,700
Long-distance and international communications business	27,518	55,430
Mobile communications business	279,069	574,208
Data communications business	23,198	44,851
Other	9,220	23,407

Total	368,531	738,596

Elimination of intersegment	4,488	6,486

Consolidated total	373,019	745,082

(6) Shareholders’ Equity

Stock Split and Implementation of Unit Share System

With the scheduled implementation in January 2009 of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, the board of directors, at their meeting held May 13, 2008, has resolved that, subject to approval at the 23rd general shareholders meeting to be held on June 25, 2008, of the introduction of unit share system, and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

Shareholders’ Equity per Share at March 31 and September 30, 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2008 and the year ending March 31, 2009, respectively.

Shareholders’ Equity per Share
September 30, 2008	5,667.70 (yen)
March 31, 2008	5,433.61 (yen)

Earnings (Loss) per Share for the six months ended September 30, 2007 and 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2008 and the year ending March 31, 2009, respectively.

	Earnings (Loss) per Share	Diluted Earnings per Share
Six months ended September 30, 2008	299.39 (yen)	— (yen)
Six months ended September 30, 2007	139.58 (yen)	— (yen)

Acquisition of treasury stock

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 189,251 shares of its common stock for a total purchase price of ¥100,000 million from July through August, 2008.

As described in the preceding paragraph, one share of common stock will be split into 100 shares on the day immediately preceding the day on which the electronic share certificate system will be introduced. After the share split, the maximum number of shares to be repurchased will be a number calculated by first subtracting the number of shares acquired before the share split from 450,000 shares, multiplying the remainder by 100, and then adding the number of shares acquired before the share split.

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 25, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥61,374 million
Cash dividends per share	¥4,500
Date of record	March 31, 2008
Date of payment	June 26, 2008
Cash dividends declared
Resolution	The Board of Directors’ meeting on November 7, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥73,964 million
Cash dividends per share	¥5,500
Date of record	September 30, 2008
Date of payment	December 9, 2008

Significant Changes in Shareholders’ Equity

None

Retroactive application of equity method for an investee

Subsequent to the six months ended September 30, 2007, NTT Group acquired an additional equity interest in a company that gives the NTT Group the ability to exercise significant influence over the investee. NTT Group’s equity interest was previously accounted for “Marketable securities and other investments” in the consolidated balance sheet. As a result of this acquisition of additional equity interest, the equity method of accounting was applied retroactively by the NTT Group in accordance with APB No.18 “The Equity Method of Accounting for Investment in Common Stock.” Consequently, the previously reported amounts have been revised in NTT Group’s consolidated results of operations. The impact on the items of consolidated results of operations in the six months ended September 30, 2007 are as follows:

	(Millions of yen)
Item	As Previously Reported	As Revised	Effect of Accounting Change
Income (Loss) before Income Taxes	583,295	573,446	(9,849)
Net Income (Loss)	195,170	192,900	(2,270)

Subsequent event

On September 29, 2008, the board of directors resolved that NTT may raise up to ¥130 billion by issuing bonds or incurring long-term borrowings during the period from October 1 to December 31, 2008. Based on this resolution, NTT issued bonds as follows:

Series 55 Nippon Telegraph and Telephone straight bonds
Date of payment	October 31, 2008
Issue amount	¥70 billion
Issue price	¥100 per ¥100
Interest rate	1.22%
Date of maturity	October 31, 2012
Use of proceeds	Purchase of treasury stock and operating cash

(1) Consolidated Statements of Income

      SIX-MONTH PERIOD ENDED SEPTEMBER 30

Millions of yen
2007
Operating revenues:
Fixed voice related services	¥1,443,740
Mobile voice related services	1,430,446
IP/packet communications services	1,246,631
Sale of telecommunications equipment	244,707
System integration	488,586
Other	333,542

5,187,652

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,132,651
Cost of equipment sold (exclusive of items shown separately below)	622,716
Cost of system integration (exclusive of items shown separately below)	310,226
Depreciation and amortization	1,053,276
Impairment loss	1,213
Selling, general and administrative expenses	1,500,694
Write-down of goodwill and other intangible assets	2,888

4,623,664

Operating income	563,988

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(33,760)
Interest income	13,488
Others, net	29,730

9,458

Income (loss) before income taxes	573,446

Income tax expense (benefit):	287,383
Current	204,983
Deferred	82,400

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	286,063
Minority interests in consolidated subsidiaries	(100,337)
Equity in earnings (losses) of affiliated companies	7,174

Net income (loss)	¥192,900

Summary of total comprehensive income (loss):
Net income (loss)	¥192,900
Other comprehensive income (loss)	(10,751)

Comprehensive income (loss)	¥182,149

Note:	The retroactive application of the equity method related to an additional investment after six-month period ended September 30, 2007 resulted in a change in the above figures.

(2) Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Millions of yen
2007
Cash flows from operating activities:
Net income (loss)	¥192,900
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,053,276
Impairment loss	1,213
Deferred taxes	82,400
Minority interests in consolidated subsidiaries	100,337
Loss on disposal of property, plant and equipment	43,044
Equity in (earnings) losses of affiliated companies	(7,174)
(Increase) decrease in notes and accounts receivable, trade	254,077
(Increase) decrease in inventories	(97,920)
(Increase) decrease in other current assets	(8,679)
Increase (decrease) in accounts payable, trade and accrued payroll	(387,262)
Increase (decrease) in accrued consumption tax	1,869
Increase (decrease) in accrued interest	(3,198)
Increase (decrease) in advances received	36,006
Increase (decrease) in accrued taxes on income	71,610
Increase (decrease) in other current liabilities	31,851
Increase (decrease) in liabilities for employees’ retirement benefits	(9,363)
Increase (decrease) in other long-term liabilities	20,855
Other	(68,062)

Net cash provided by operating activities	1,307,780

Cash flows from investing activities:

Payments for property, plant and equipment	(696,190)
Proceeds from sale of property, plant and equipment	24,251
Payments for purchase of non-curent investments	(88,638)
Proceeds from sale and redemption of non-current investments	68,718
Payments for purchase of short-term investments	(7,665)
Proceeds from redemption of short-term investments	1,501
Acquisition of intangible and other assets	(364,024)

Net cash used in investing activities	¥(1,062,047)

Note:	The retroactive application of the equity method related to an additional investment after six-month period ended September 30, 2007 resulted in a change in the above figures.

Millions of yen
2007
Cash flows from financing activities:

Proceeds from issuance of long-term debt	¥243,506
Payments for settlement of long-term debt	(435,524)
Dividends paid	(55,279)
Proceeds from sale of (payments for acquisition of) treasury stock, net	54
Acquisition of treasury stocks by subsidiary	(102,997)
Net increase (decrease) in short-term borrowings and other	(77,494)

Net cash provided by (used in) financing activities	(427,734)

Effect of exchange rate changes on cash and cash equivalents	2,152

Net increase (decrease) in cash and cash equivalents	(179,849)

Cash and cash equivalents at beginning of period	796,255

Cash and cash equivalents at end of period	¥616,406

Cash paid during the period for:
Interest	¥36,799
Income taxes, net	¥98,094

Note:	The retroactive application of the equity method related to an additional investment after six-month period ended September 30, 2007 resulted in a change in the above figures.

(Reference)

(3) Business Segments

1. Sales and operating revenues	(Millions of yen)
Six months ended September 30, 2007
Regional communications business
Customers	1,752,525
Intersegment	304,578

Total	2,057,103

Long-distance and international communications business
Customers	585,586
Intersegment	57,892

Total	643,478

Mobile communications business
Customers	2,295,116
Intersegment	30,001

Total	2,325,117

Data communications business
Customers	401,586
Intersegment	57,231

Total	458,817

Other
Customers	152,839
Intersegment	385,347

Total	538,186

Elimination of intersegment	(835,049)

Consolidated total	5,187,652

2. Segment profit or loss	(Millions of yen)
Six months ended September 30, 2007
Operating income
Regional communications business	34,521
Long-distance and international communications business	57,674
Mobile communications business	408,496
Data communications business	29,933
Other	26,106

Total	556,730

Elimination of intersegment	7,258

Consolidated total	563,988

(Reference)

Non-Consolidated Financial Statements

(1) Non-consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2008	September 30, 2008
ASSETS
Current assets:
Cash and bank deposits	22,459	18,569
Accounts receivable, trade	1,265	324
Supplies	306	308
Subsidiary deposits	27,000	20,000
Other current assets	559,689	528,785

Total current assets	610,720	567,987

Fixed assets:
Property, plant and equipment	197,618	191,320
Intangible fixed assets	50,391	52,424
Investments and other assets
Investment securities	4,811,387	4,810,242
Long-term loans receivable	1,937,023	1,803,891
Other investments and assets	61,981	64,921

Total investments and other assets	6,810,391	6,679,055

Total fixed assets	7,058,400	6,922,800

TOTAL ASSETS	7,669,121	7,490,788

Notes

1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.

2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

	Millions of yen
	March 31, 2008	September 30, 2008
LIABILITIES

Current liabilities:
Accounts payable, trade	584	71
Current portion of corporate bonds	170,000	190,000
Current portion of long-term borrowings	237,381	216,864
Short-term borrowings	—	10,000
Accrued taxes on income	210	240
Deposit received from subsidiaries	39,796	63,768
Other current liabilities	77,886	31,754

Total current liabilities	525,858	512,699

Long-term liabilities:
Corporate bonds	1,340,791	1,290,860
Long-term borrowings	760,638	677,506
Liability for employees’ retirement benefits	24,670	25,584
Other long-term liabilities	1,856	1,748

Total long-term liabilities	2,127,956	1,995,699

TOTAL LIABILITIES	2,653,815	2,508,399

NET ASSETS
Shareholders’ equity
Common stock	937,950	937,950
Capital surplus	2,673,884	2,673,911
Earned surplus	2,398,836	2,467,336
Treasury stock	(1,005,136)	(1,105,909)

Total shareholders’ equity	5,005,535	4,973,288

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	9,771	9,100

Total unrealized gains (losses), translation adjustments, and others	9,771	9,100

TOTAL NET ASSETS	5,015,306	4,982,389

TOTAL LIABILITIES AND NET ASSETS	7,669,121	7,490,788

Notes

1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.

2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

Millions of yen
2008
Operating revenues	208,102
Operating expenses	79,627

Operating income	128,475

Non-operating revenues:
Interest income	18,455
Lease and rental income	6,026
Miscellaneous income	1,201

Total non-operating revenues	25,682

Non-operating expenses:
Interest expenses	6,971
Corporate bond interest expenses	12,156
Miscellaneous expenses	3,743

Total non-operating expenses	22,872

Recurring profit	131,285

Income before income taxes	131,285

Income taxes	1,411

Net income	129,874

(Reference) Major components of operating revenues
Dividends received	126,674
Revenues from Group management	9,300
Revenues from basic R&D	63,499

Notes

1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.

2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) Non-Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

Millions of yen
2008
Cash flows from operating activities:

Income before income taxes	131,285
Depreciation and amortization	22,677
Loss on disposal of property, plant and equipment	200
Dividends received	(126,674)
Increase (decrease) in liability for employees’ retirement benefits	914
(Increase) decrease in accounts receivable	22,673
Increase (decrease) in accounts payable and accrued expenses	(41,193)
Increase (decrease) in accrued consumption tax	16
Increase (decrease) in other current assets	(1,279)
Increase (decrease) in deposit received from subsidiaries	23,972
Other	3,219

Sub-total	35,811

Interest and dividends received	145,718
Interest paid	(19,726)
Income taxes received (paid)	15,806

Net cash provided by (used in) operating activities	177,610

Cash flows from investing activities:

Payments for property, plant and equipment	(27,498)
Proceeds from sale of property, plant and equipment	395
Payments for purchase of investment securities	(2,498)
Proceeds from sale of investment securities	30
Payments for long-term loans	(120,000)
Proceeds from long-term loans receivable	253,649
Other	(64)

Net cash provided by (used in) investing activities	104,013

Cash flows from financing activities:

Proceeds from issuance of long-term debt	120,000
Payments for settlement of long-term debt	(253,649)
Net increase (decrease) in short-term borrowings	10,000
Payments for settlement of lease obligations	(64)
Dividends paid	(61,374)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(100,746)

Net cash provided by (used in) financing activities	(285,835)

Net increase (decrease) in cash and cash equivalents	(4,210)

Cash and cash equivalents at beginning of year	77,341

Cash and cash equivalents at end of period	73,131

Notes

1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.

2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

Non-Consolidated Financial Statements

(1) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

Millions of yen
2007
Operating revenues	221,204
Operating expenses	76,712

Operating income	144,491

Non-operating revenues:
Interest income	21,735
Lease and rental income	5,720
Miscellaneous income	1,175

Total non-operating revenues	28,632

Non-operating expenses:
Interest expenses	7,606
Corporate bond interest expenses	14,609
Miscellaneous expenses	3,672

Total non-operating expenses	25,888

Recurring profit	147,234

Special profit	6,683

Income before income taxes	153,918

Income taxes	5,251

Net income	148,667

(Reference) Major components of operating revenues
Dividends received	141,692
Revenues from Group management	9,539
Revenues from basic R&D	63,441

(2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

Millions of yen
2007
Cash flows from operating activities:

Income before income taxes	153,918
Depreciation and amortization	19,982
Loss on disposal of property, plant and equipment	364
Dividends received	(141,692)
Increase (decrease) in liability for employees’ retirement benefits	(6,120)
(Increase) decrease in accounts receivable	39,196
Increase (decrease) in accounts payable and accrued expenses	(47,737)
Increase (decrease) in accrued consumption tax	1,247
Increase (decrease) in deposit received from subsidiaries	(58,935)
Other	1,495

Sub-total	(38,280)

Interest and dividends received	165,315
Interest paid	(24,643)
Income taxes received (paid)	6,416

Net cash provided by (used in) operating activities	108,808

Cash flows from investing activities:

Payments for property, plant and equipment	(25,542)
Payments for purchase of investment securities	(7,117)
Proceeds from sale of investment securities	2
Payments for long-term loans	(130,000)
Proceeds from long-term loans receivable	218,660
Other	57

Net cash provided by (used in) investing activities	56,060

Cash flows from financing activities:

Proceeds from issuance of long-term debt	129,960
Payments for settlement of long-term debt	(267,794)
Dividends paid	(55,278)
Proceeds from sale of (payments for acquisition of) treasury stock, net	54

Net cash provided by (used in) financing activities	(193,058)

Net increase (decrease) in cash and cash equivalents	(28,189)

Cash and cash equivalents at beginning of year	174,377

Cash and cash equivalents at end of period	146,188

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

Attachment

Nippon Telegraph and Telephone Corporation

November 7, 2008

NTT’s Shares and Shareholders (as of September 30, 2008)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders								Fractional Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	356	91	8,974	875	83	1,037,500	1,047,883	—
Total Shares	5,306,461	1,993,384	82,167	188,900	3,438,640	239	4,710,608	15,720,399	20,810
%	33.76	12.68	0.52	1.20	21.87	0.00	29.96	100.00	—

Notes:	1.	“Other Domestic Corporations” includes 5,982 shares under the name of the Japan Securities Depository Center, and “Fractional Shares” includes 0.72 shares under the name of the Japan Securities Depository Center.

	2.	“Domestic Individuals, etc.” includes 2,293,128 shares of treasury stock, and “Fractional Shares” includes 0.97 shares of treasury stock. The actual number of treasury stock shares at the end of September 30, 2008 was 2,293,125.97.

	3.	The number of shareholders who own only fractional shares is 236,301.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Fractional Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	389	146	844	1,070	26,564	64,258	954,612	1,047,883	—
%	0.04	0.01	0.08	0.10	2.54	6.13	91.10	100.00	—
Total Shares	13,121,672	102,428	170,249	69,336	403,620	389,322	1,463,772	15,720,399	20,810
%	83.47	0.65	1.08	0.44	2.57	2.48	9.31	100.00	—

Notes:	1.	“At Least 1,000” includes 5,982 shares under the name of the Japan Securities Depository Center, and “Fractional Shares” includes 0.72 shares under the name of the Japan Securities Depository Center.

	2.	“At Least 1,000” includes 2,293,128 shares of treasury stock, and “Fractional Shares” includes 0.97 shares of treasury stock.

3.	Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	5,306,432.26	33.71
Moxley and Company	538,692.00	3.42
Japan Trustee Services Bank, Ltd. (Trust Account)	499,735.00	3.17
The Master Trust Bank of Japan, Ltd. (Trust Account)	361,607.00	2.30
Japan Trustee Services Bank, Ltd. (Trust Account 4)	323,591.00	2.06
State Street Bank and Trust Company	123,055.00	0.78
NTT Employee Share-Holding Association	121,180.22	0.77
State Street Bank and Trust Company 505225	107,512.00	0.68
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	104,043.00	0.66
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	97,195.00	0.62

Total	7,583,042.48	48.17

Note: The Company’s holdings of treasury stock (2,293,152.97 shares) are not included in the above figures.

Financial Results for the Six Months Ended September 30, 2008

November 7, 2008

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.

**** “2Q (3m)” in this material represents the 3-month period beginning on July 1 and ending on September 30. ***** “2Q (6m cum.)” in this material represents the 6-month period beginning on April 1 and ending on September 30.

****** “3Q” and “4Q” in the material represent the 3-month periods beginning on October 1 and January 1 and ending on December 31 and March 31, respectively.

-1- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Consolidated results and forecasts (U.S.-GAAP)

FY2008/2Q (6m cum.) Highlights and Forecasts

NTT

[Consolidated Results]

- Operating Revenues declined [(0.4)%]
- Due to increase in Mobile communications business, Operating Income increased [+32.1%]

[Forecasts]

- Increase in Operating Income for FY2008 as initially forecasted, if special factors in the prior fiscal year was excluded.

(Billions of yen)

	FY2008/2Q (6m cum.)	FY2007/2Q (6m cum.)	Change year-on-year [%]	FY2008 Revised Forecasts	FY2008 Initial Forecasts	Change from the initial forecasts	Change year-on-year
Operating Revenues	5,164.6	5,187.7	(23.1) (0.4)%	10,580.0	10,750.0	(170.0)	(100.9)
Operating Expenses	4,419.5	4,623.7	(204.2) (4.4)%	9,420.0	9,590.0	(170.0)	43.7
Operating Income	745.1	564.0	181.1 32.1%	1,160.0	1,160.0	0	(144.6) excluding the effect of special factors: +15.3
Net income	406.4	*192.9	213.5 110.7%	560.0	500.0	60.0	(75.2)

* Net Income for FY2007/2Q (6m cum.) has been revised to reflect the retroactive application of equity method accounting for PLDT.

－2－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Consolidated results and forecasts (U.S.-GAAP)

Contributing Factors by Segment

- Regional communications business : Reduction of depreciation and amortization expense
- Long distance and International communications business : Reduction of voice related revenues
- Mobile communications business : Reduction of agency commissions due to expansion of new sales model
- Data communications business : Expansion of System Integration business and review of personnel transfer program

Operating Revenues [year-on-year(23.1)]

(Billions of yen)


5,187.7
(48.8)
Regional communications business
Long distance and international communications business
(7.0)
Mobile communications business
(57.3)
Data communications business
+48.5
Other business
+21.0
Elimination of intersegment
+20.6
5,164.6
FY2007/2Q(6m cum.)
FY2008/2Q(6m cum.)

Operating Expenses [year-on-year：(204.2)]


4,623.7
(54.9)
Regional communications business
(4.8)
Long distance and international communications business
Mobile communications business
(223.0)
Data communications business
+33.6
Other business
+23.7
Elimination of intersegment
+21.3
4,419.5

Operating Income [year-on-year：+181.1]

FY2007/2Q (6m cum.)	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment	FY2008/2Q (6m cum.)
564.0	+6.2	(2.2)	+165.7	+14.9	(2.7)	(0.8)	745.1

−3−

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Consolidated results and forecasts (JPN-GAAP/U.S.-GAAP)

Major Subsidiaries' Forecasts for FY 2008

NTT

- No revision to 5 major Subsidiaries' Operating Income from initial forecasts
- Net Increase in FLET'S Hikari Subscribers revised downward (3.4 million to 2.80 million subscriptions)

5 Major Subsidiaries' Operating Income

(Billions of yen)

		FY2008 Revised Forecasts	FY2008 Initial Forecasts	Change from the initial forecasts
NTT East	Non-Consolidated (JPN-GAAP)	40.0	40.0	0
NTT West	Non-Consolidated (JPN-GAAP)	5.0	5.0	0
NTT Com	Non-Consolidated (JPN-GAAP)	110.0	110.0	0
NTT DATA	Consolidated (JPN-GAAP)	105.0	105.0	0
NTT DOCOMO	Consolidated (U.S.GAAP)	830.0	830.0	0

Net Increase in Major Services' Subscribers

(Thousands)

	FY2008 Revised Forecasts	FY2008 Initial Forecasts	Change from the initial forecasts
FLET'S Hikari	2,800	3,400	(600)
Mobile	1,080	1,080	0

－4－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Efforts going forward

NGN service area deployment

By the end of FY2008, NGN will be available to approximately 60% of households/businesses in the existing FLET’S Hikari (fiber optic access) service areas

By the end of FY2010, NGN will cover all existing FLET’S Hikari service areas

Current Service Areas

NGN Service Areas

23 wards in Tokyo, Osaka (06 area code), and parts of the following areas: Tokyo (outside the 23 wards), Kanagawa, Chiba, Saitama, Miyagi, and Niigata maps are images of future area deployment

NGN will be available to approx. 60% of households/businesses in existing FLET’S Hikari service areas

NGN will cover all existing FLET’S Hikari service areas

NGN commercial services launched

End of FY2008

(Note) Start expanding service areas of retransmission of DTT over IP to Kanagawa, Chiba, Saitama, and Aichi in series from the end of FY 2008*

March 2008

End of FY2010

*with broadcasters’ consent for retransmission

- 5- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Fiscal Year

Efforts going forward

Service rollout

NTT

- For Business users: Launched nationwide FLET'S VPN-Wide and HD-quality videophone services.
  Will deploy secured bandwidth VPN etc. to support their business expansion and efficiency.
- For Home users: Provided high quality Triple Play services, and expanded video service lineups.
  Scheduled to provide PC Softphones and terminal devices for high-quality IP telephony by the end of this year.

		FY2008 (to Present)	FY2009 ~
For Business	Data communications/ VPN	Mar: FLET'S VPN Gate Mar: Business Ether-Wide Aug: FLET'S VPN Wide (Connecting NTT East and NTT West, etc.) Aug: LAN/WAN monitoring (terminal monitoring) Oct: FLET'S Hikari Next (for business, approx. 1Gbps)	•Secured bandwidth VPN
	IP telephony/ videoconferences	Mar: Hikari Denwa[*1] Office Type *June: Ubiquitous Desk (NEC)* *Oct: Tele presence (Cisco Systems)* Oct: NGN compatible business phones	•Hikari Denwa[*1] (For large businesses)
	Others	*Oct: 3D Internet and virtual space "Metaverse" service (3Di)*	•Remote health guidance (trial) •Digital signage (trial) •SaaS common platform
For Home	Fiber-optic broadband	Mar: FLET'S Hikari Next (for homes, apartment buildings 100Mbps) June: FLET'S Hikari Next (for apartment buildings (mini type, optical cabling))	
	IP telephony/ Videophone	Mar: Hikari Denwa[*1] Mar: FLET'S Phone	•PC Softphone (high quality sound telephony and videophone services available) •High-quality sound IP phone
	Applications (Upper layer)	Mar: Hikari TV(IPTV) May: Retransmission of DTT over IP (Hikari TV) *Aug: Music Programs (USEN)* *Sept: TV Program Broadcasts "GyaO NEXT" (USEN)*	• Broadcast "NHK On-demand" via Hikari TV •Retransmission of satellite broadcasts over IP[*2] (Hikari TV) •Set-top boxes with built-in HDDs etc. (Hikari TV) •Mobile-PC seamless services (e.g. e-mail services)

Note: Black: network services, Blue: terminal devices/systems, Green: solutions/applications
Italics : Services provided by non-NTT Group service providers and manufacturers. (Company names are in parentheses)
*1 Fiber-optic (Hikari) based IP telephony service provided by NTT East and NTT West
*2 With broadcasters consent for retransmission

—6—

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results

Subsidiaries' results (JPN-GAAP Non-Consolidated)

NTT East Financial Results


FY2008/2Q (6m cum.)
FY2008E
Operating revenues
(Billions of yen)
981.8
(15.9)
(1.6)%
965.9
Voice Transmission Service (61.4)
IP Services +54..3
Others (8.8)
FY2007/2Q (6m cum.)
FY2008/2Q (6m cum.)
2,002.7
(42.7)
(2.1)%
Same as initial forecast
1,960.0
Voice Transmission Services (131.9)
IP Services +127.3
Others (38.0)
FY2007
FY2008E
Operating expenses
(Billions of yen)
948.0
(2.6)
(0.3)%
945.3
Personnel expenses +1.5
Expenses for purchase of goods and services and other expenses (4.3)
Depreciation expenses and loss on disposal of assets +0.2
FY2007/2Q (6m cum.)
FY2008/2Q (6m cum.)
1,957.7
(37.7)
(1.9)%
Same as initial forecast
1,920.0
Personnel expenses +5.0
Expenses for purchase of goods and services and other expenses (31.6)
Depreciation expenses and loss on disposal of assets (11.0)
FY2007
FY2008E
Operating income
33.8
(13.2)
20.5
44.9
(4.9)
40.0

－7－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Subsidiaries' results (JPN-GAAP Non-Consolidated)

NTT West Financial Results


FY2008/2Q (6m cum.)
FY2008E
Operating revenues
(Billions of yen)
939.7
(31.5)
(3.4)%
908.1
Voice Transmission Services (61.1)
IP Services +37.8
Others (8.2)
FY2007/2Q (6m cum.)
FY2008/2Q (6m cum.)
1,901.2
(47.2)
(2.5)%
1,854.0
Decreased 17.0
From initial forecast
Voice Transmission Services (117.6)
IP Services +83.1
Others (12.6)
FY2007
FY2008E
Operating expenses
(Billions of yen)
923.5
(22.0)
(2.4)%
901.5
Personnel expenses +4.5
Expenses for purchase of goods and services and other expenses (16.6)
Depreciation expenses and loss on disposal of assets (9.8)
FY2007/2Q (6m cum.)
FY2008/2Q (6m cum.)
1,887.3
(38.3)
(2.0)%
1,849.0
Decreased 17.0
From initial forecast
Personnel expenses +8.8
Expenses for purchase of goods and services and other expenses (23.3)
Depreciation expenses and loss on disposal of assets (23.7)
FY2007
FY2008E
Operating income
16.1
(9.5)
6.5
13.9
(8.9)
5.0

－8－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Subsidiaries' results (JPN-GAAP Non-Consolidated)

NTT Com Financial Results


FY2008/2Q (6m cum.)
FY2008E
Operating revenues
(Billions of yen)
562.1
(5.4)
(1.0)%
556.7
Voice Transmission Services (15.1)
IP Services +8.5
Solution Business +9.2
Others (8.0)
FY2007/2Q (6m cum.)
FY2008/2Q (6m cum.)
1,154.5
(32.5)
(2.8)%
Same as initial forecast
1,122.0
Voice Transmission Services (41.3)
IP Services +17.8
Solution Business +11.0
Others (20.0)
FY2007
FY2008E
Operating expenses
(Billions of yen)
498.9
+3.4
+0.7%
502.3
Personnel expenses +0.5
Expenses for purchase of goods and services and other expenses +2.5
Depreciation expenses and loss on disposal of assets +0.2
FY2007/2Q (6m cum.)
FY2008/2Q (6m cum.)
1,049.7
(37.7)
(3.6)%
Same as initial forecast
1,012.0
Personnel expenses (0.4)
Expenses for purchase of goods and services and other expenses (23.8)
Depreciation expenses and loss on disposal of assets (13.5)
FY2007
FY2008E
Operating income
63.2
(8.8)
54.4
104.7
+5.2
110.0

–9–

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Subsidiaries' results (JPN-GAAP Consolidated)

NTT DATA Financial Results

FY2008/2Q (6m cum.)	FY2008E


(Billions of yen)
Operating revenues
466.1
+47.2
+10.1%
513.3
FY2007/2Q (6m cum.)
FY2008/2Q (6m cum.)
Same as initial forecast
1,074.4
+45.6
+4.2%
1,120.0
FY2007
FY2008E


(Billions of yen)
Operating expenses
428.5
40.1
+9.4%
468.7
FY2007/2Q (6m cum.)
FY2008/2Q (6m cum.)
Same as initial forecast
978.4
+36.6
+3.7%
1,015.0
FY2007
FY2008E

Operating income

37.6	+7.0	44.6	95.9	+9.1	105.0

－10－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Subsidiaries’results (U.S.-GAAP Consolidated)

NTT DOCOMO Financial Results

FY2008/2Q (6m cum.) FY2008E

Operating(Billions of yen)(114.8)

revenues Decreased 171.0

(2.4)% from initial forecast

(57.3)

2,325.1(2.5)% 2,267.8 4,711.8 4,597.0

FY2007/2Q (6m cum.) FY2008/2Q (6m cum.) FY2007 FY2008E

Operating

expenses(Billions of yen)

(136.5) Decreased 171.0

from initial forecast

(3.5)%

(225.8) 3,903.5 3,767.0

1,916.6(11.8)% 1,690.8

FY2007/2Q (6m cum.) FY2008/2Q (6m cum.) FY2007 FY2008E

Operating

income

408.5 +168.5 576.9 808.3 +21.7 830.0

-11- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Subsidiaries’results (JPN-GAAP/U.S.-GAAP)

Details of difference between consolidated operating income and total operating income of 5 major subsidiaries

(Billions of yen)

FY2007/2Q (6M CUM.)

+28.7(24.1)

Change related to depreciation (including 564.0

559.4 •• NTT (Holding Company): 2.7 NTT 2.7 D70): (31.4)

31.4

•• NTT URBAN DEVELOPMENT (Consolidated): 11.0 Adjustments between operating and non-

•• NTT COMWARE: 11.6 operating items, including eliminations, etc.

•• NTT FINANCE (Consolidated): 0.2

•• Outsourcing companies (East): 7.3*

•• Outsourcing companies (West): (11.8)*

•• Other companies: 7.7

FY2008/2Q (6M CUM.) +3.6

+38.3 Change related to depreciation (including D70): to

15.3

15.3

Pension +11.9

Adjustments between operating and non- and non-

• NTT (Holding Company):1.8 operating items, including eliminations, etc. 745.1

•• NTT URBAN DEVELOPMENT NTT(Consolidated): 18.1

703.2 •• NTT COMWARE:8.3

•• NTT FINANCE (Consolidated): (3.9)

•• Outsourcing companies (East): 7.8*

•• Outsourcing companies (West): (8.1)*

•• Other companies: 14.2

Total operating income of 5 Total operating income of subsidiaries other than 5 Elimination and U.S.- Consolidated operating major subsidiaries major ones (excluding the effect of dividends received GAAP adjustments income

(JPN-GAAP) by NTT (Holding Company)) (JPN-GAAP)(U.S.-GAAP)

*The definition of Outsourcing companies (East) and Outsourcing companies (West) have been revised from this financial results announcement.

-12- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Operation Data

Operation data

Number of Subscribers for Broadband Access Services


FLET'S ADSL
FLET'S Hikari
Hikari Denwa
Thousands
15,000
12,000
9,000
6,000
3,000
0
11,975
12,467
12,960
13,434
14,027
14,431
15,497
5,193
5,043
4,864
4,656
4,486
4,335
3,919
6,782
7,424
8,096
8,777
9,541
10,096
11,577
3,793
4,388
5,032
5,725
6,368
6,914
8,385
2007.6
2007.9
2007.12
2008.3
2008.6
2008.9
2009.3 E

Change from the previous quarter

	2007.6	2007.9	2007.12	2008.3	2008.6	2008.9
FLET'S Hikari *1	706	642	672	682	763	556
# of opened connections*2	961	856	909	1,016	1,099	870
FLET'S ADSL	(130)	(150)	(179)	(208)	(170)	(151)
Hikari Denwa*3	619	596	643	694	643	546

Thousands

Year over year forecasted net change	*4
FLET'S Hikari	2,800 [(600)]
# of opened connections	4,180 [−]
FLET'S ADSL	(737) [+233]
Hikari Denwa	2,660 [(590)]

*1. No. of FLET'S Hikari includes B FLET'S and FLET'S Hikari Next (Launched March 31, 2008) provided by NTT East and B FLET'S, FLET'S Hikari Premium, FLET'S Hikari Mytown, and FLET'S Hikari Next (Launched March 31, 2008) provided by NTT West.

*2. Number of opened connections including openings due to relocations.

*3. No. of Hikari Denwa Services is calculated by No. of thousand channels.

*4. The numbers in brackets represent the changes from NTT's forecast at the beginning of fiscal year 2008.

−13−

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Operation data

ARPU of FLET’S Hikari

(Yen)

5,800

East

West

5,600

5,400

5,200

5,000

FY2007/1Q 2Q (3m) 3Q 4Q FY2008/1Q 2Q (3m) FY2007 FY2008 E

East 5,060 5,260 5,400 5,450 5,440 5,550 5,310 5,560

FLET’S*

Hikari

West 5,350 5,440 5,500 5,530 5,550 5,600 5,460 5,640

* No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium,

FLET’S Hikari Mytown, and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT West. Please see page 29 regarding the calculation of ARPU.

-14- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Operation data

Number of Subscribers for Fixed-line Telephone Services


INS-Net
Telephone Subscriber Lines
Thousands
60,000
40,000
20,000
0
49,350
48,262
47,180
46,034
45,026
44,098
41,619
6,951
6,774
6,603
6,414
6,243
6,079
5,647
42,399
41,488
40,577
39,620
38,783
38,019
35,972
2007.6
2007.9
2007.12
2008.3
2008.6
2008.9
2009.3 E

Change from the previous quarter

	2007.6	2007.9	2007.12	2008.3	2008.6	2008.9
Telephone Subscriber Lines*1	(944)	(911)	(911)	(957)	(837)	(764)
ISDN *2	(201)	(177)	(171)	(190)	(171)	(164)
Total	(1,145)	(1,088)	(1,081)	(1,147)	(1,008)	(928)

Thousands

	Year over year forecasted change	
Telephone Subscriber Lines	(3,648)	[+711]
ISDN	(766)	[+75]
Total	(4,414)	[+786]

*1. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).

*2. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

*3. The numbers in brackets represent the changes from NTT's forecast at the beginning of fiscal year 2008.

－15－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Operation data

ARPU of Fixed-line Telephone Services

(Yen)

3,200

East West

3,100 3,000 2,900 2,800

FY2007/1Q 2Q (3m) 3Q 4Q FY2008/1Q 2Q (3m) FY2007 FY2008 E

Aggregate

Fixed Line East 3,120 3,120 3,120 3,080 3,060 3,050 3,110 3,040

(Telephone

Subscriber

Lines + West 2,970 2,970 2,970 2,940 2,920 2,920 2,960 2,910

INS-Net)*

* Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU. Please see page 28 regarding the calculation of ARPU.

- 16- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Operation data

Number of Subscribers for Mobile Phones


Mobile Phones total
FOMA
% of FOMA subscribers
71.6%
75.6%
79.2%
82.3%
84.3%
86.1%
90.3%
Thousands
60,000
40,000
20,000
0
52,846
37,854
52,942
40,043
53,151
42,078
53,388
43,949
53,629
45,200
53,937
46,444
54,470
49,190
2007.6
2007.9
2007.12
2008.3
2008.6
2008.9
2009.3 E

Change from the previous quarter

Mobile Phones*1	225	96	209	237	241	308
FOMA	2,325	2,188	2,035	1,872	1,251	1,244

Thousands

Year over year forecasted change	1,080	±0 *2
	5,240	(330)

*1 The number of communication module service subscribers is included in total mobile phone subscribers.

*2 The numbers in brackets represent the changes from NTT's forecast at the beginning of fiscal year 2008.

–17–

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Operation data

ARPU of Mobile Services (FOMA + mova)

(Yen)

8,000

FOMA+mova

7,500

FOMA

7,000 mova

6,500

6,000

5,500

5,000

4,500

4,000

3,500

FY2007/1Q 2Q (3m) 3Q 4Q FY2008/1Q 2Q (3m) FY2007 FY2008 E

FOMA + 6,560 6,550 6,290 6,050 5,890 5,860 6,360 5,710

mova

FOMA 7,370 7,270 6,870 6,530 6,260 6,180 6,990 5,990

mova 4,600 4,440 4,200 3,950 3,890 3,820 4,340 3,760

* Communications module service subscribers and the revenues thereof are not included in the calculation of Mobile ARPU. Please see page 28 regarding the calculation of ARPU

-18- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Transform business portfolio

NTT

Consolidated Revenue Composition


100%
80%
60%
40%
20%
0%
Solution & New Business etc.
26%
IP business
26%
Legacy business
48%
52%
27%
29%
44%
56%
32%
36%
32%
68%
IP and solution & new business account for 2/3
35%
40%
25%
75%
IP and solution & new business account for 3/4
FY2007
FY2008/2Q (6m cum.)
FY2010(E)
FY2012(E)

－19－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices (U.S.-GAAP)

FY2008/2Q (6m cum.) Details of Financial Results (per Item)

(Billions of yen)

Operating Revenues [year-on-year : (23.1)]



5,187.7
FY2007/2Q (6m cum.)
Voice related services revenues
(378.8)
Fixed voice
Mobile voice
Fixed voice :(1,280)
Mobile voice:(2,508)
SI revenues and sales of telecommunications equipment
+177.5
SI
Telecommunications equipment
SI:+52.9
Telecommunications equipment (Fixed-line) : (2.5)
Telecommunications equipment (Mobile) :+127.1
IP/packet communications services revenues
+170.1
Fixed IP/packet
Mobile IP/packet
Fixed IP/packet +98.2
Mobile IP/packet +71.9
Other revenues
+8.2
5,164.6
FY2008/2Q (6m cum.)

Operating Expenses [year-on-year : (204.2)]



4,623.7
(153.3)
Expenses for purchase of goods and services and other expenses
(10.0)
Personnel expenses
(36.0)
Depreciation expenses and loss on disposal of assets
(4.9)
Other expenses
4,419.5

－20－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices (U.S.-GAAP)

Consolidated Balance Sheet

March 31, 2008 September 30, 2008

(Billions of yen)

18,518.8

Assets Liabilities

18,518.8 9,244.0

Interest-Bearing

Debt

4,677.2

Depreciable Assets

Liability for Employees’

9,005.7 Retirement Benefits 1,294.8

Minority Interest

1,864.0

Equity

7,410.8

Deferred Tax Assets

(non-current)

607.7 Treasury Stock

(1,005.1)

18,310.7

Assets Liabilities

18,310.7 8,776.0

Interest-Bearing

Debt

4,795.7

Depreciable Assets Liability for Employees’

Retirement Benefits

1,284.4

8,879.1

Minority Interest

1,912.7

Equity

7,622.0

Deferred Tax Assets

(non-current)

Treasury Stock

640.8

(1,105.9)

- 21- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices (U.S.-GAAP)

Consolidated Cash Flows

- Net cash provided by operating activities decreased by 16.7% or 218.6 billion yen.
  - Accounts receivable increased by 96.1 billion yen for installment credits, and accrued taxes on income decreased by 77.9 billion yen.
- Net cash used in investing activities increased by 8.3% or 88.0 billion yen.
  - Payments for purchase of property, plant and equipment increased by 154.5 billion yen, and proceeds from sale of non-current investments decreased by 29.8 billion yen.
- Net cash used in financing activities decreased by 62.1% or 265.7 billion yen.
  - Proceeds from issuance of long-term debt increased by 294.6 billion yen, and payments for acquisition of treasury stock increased by 100.8 billion yen.
- Cash and cash equivalents at the end of the period decreased by 19.3% or 225.9 billion yen to 943.7 billion yen.


(Billions of yen)
1,500.0
1,000.0
500.0
0.0
(500.0)
(1,000.0)
(1,500.0)
796.3
1,169.6
1,307.8
1,089.2
(1,062.0)
(1,150.0)
(427.7)
(162.0)
616.4
943.7
FY2007.2Q (6m cum.)
FY2008.2Q (6m cum.)
Cash and cash equivalents at April 1
CFs from operating activities
CFs from investing activities
CFs from financing activities
Cash and cash equivalents at Sept. 30

－22－

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices

Employees, Interest-bearing Debt and Capital Investment

Employees*1

(Persons)

220,000

210,950

209,150

210,000

205,250

199,750 196,100*2

200,000

[+5,000]

193,850

190,000

180,000

170,000

160,000

0

Sep 30 2006 Sep 30 2007 Sep 30 2008

Mar 31 2007 Mar 31 2008 Mar 31 2009E

Interest-bearing Debt

(Billions of yen)

6,000.0

5,500.0

4,800.0*2

5,073.6

[-]

5,000.0

4,795.7

4,770.8

4,677.2

4,560.7

4,500.0

4,000.0

3,500.0

0

Sep 30 2006 Sep 30 2007 Sep 30 2008

Mar 31 2007 Mar 31 2008 Mar 31 2009E

Capital Investment

(Billions of yen)

2,500.0

2,150.0*2

2,236.9 [+300]

2,128.9

2,000.0

1,500.0

1,064.1

985.5

1,000.0 897.2

500.0

0

FY2006/2Q (6m cum.) FY2007.2Q (6m cum.) FY2008/2Q (6m cum.)

FY2006 FY2007 FY2008E

*1 The number of employees at March 31, 2007, 2008 and 2009E does not include the number of employees who retired or are retiring at that date and rehired or are rehiring at April 1, 2007, 2008 and 2009E, respectively.

*2 The numbers in brackets represent the changes from NTT’s forecast at the beginning of fiscal year 2008.

- 23- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results

(Billions of yen)

FY 2008/2Q (6m cum.)	NTT Consolidated[*1] (U.S.-GAAP)	NTT (Holding Company) Non-Consolidated (JPN-GAAP)	NTT East Non-Consolidated (JPN-GAAP)	NTT West Non-Consolidated (JPN-GAAP)	NTT Com Non-Consolidated (JPN-GAAP)	NTT DATA Consolidated (JPN-GAAP)	NTT DOCOMO Consolidated (U.S.GAAP)
Operating Revenues	**5,164.6**	**208.1**	**965.9**	**908.1**	**556.7**	**513.3**	**2,267.8**
Change year-on-year (% change)	(23.1) (0.4)%	(13.1) (5.9)%	(15.9) (1.6)%	(31.5) (3.4)%	(5.4) (1.0)%	47.2 10.1%	(57.3) (2.5)%
Forecasts for FY2008 (% progress)	10,580.0 48.8%	365.0 57.0%	1,960.0 49.3%	1,854.0 49.0%	1,122.0 49.6%	1,120.0 45.8%	4,597.0 49.3%
Operating Expenses	**4419.5**	**79.6**	**945.3**	**901.5**	**502.3**	**468.7**	**1,690.8**
Change year-on-year (% change)	(204.2) (4.4)%	2.9 3.8%	(2.6) (0.3)%	(22.0) (2.4)%	3.4 0.7%	40.1 9.4%	(225.8) (11.8)%
Forecasts for FY2008 (% progress)	9,420.0 46.9%	174.0 45.8%	1,920.0 49.2%	1,849.0 48.8%	1,012.0 49.6%	1,015.0 46.2%	3,767.0 44.9%
Operating Income	**745.1**	**128.4**	**20.5**	**6.5**	**54.4**	**44.7**	**576.9**
Change year-on-year (% change)	181.1 32.1%	(16.0) (11.1)%	(13.2) (39.1)%	(9.5) (59.3)%	(8.8) (14.0)%	7.0 18.8%	168.5 41.2%
Forecasts for FY2008 (% progress)	1,160.0 64.2%	191.0 67.3%	40.0 51.5%	5.0 131.7%	110.0 49.5%	105.0 42.6%	830.0 69.5%
Income before Income Taxes	**771.2**	[*2] **131.2**	[*2] **44.3**	[*2] **14.2**	[*2] **65.8**	[*2] **43.3**	**560.2**
Change year-on-year (% change)	[*3] 197.7 34.5%	(15.9) (10.8)%	(1.9) (4.1)%	(8.4) (37.4)%	(6.1) (8.6)%	5.6 15.0%	149.3 36.3%
Forecasts for FY2008 (% progress)	1,150.0 67.1%	195.0 67.3%	70.0 63.3%	10.0 142.2%	110.0 59.8%	101.0 42.9%	814.0 68.8%
Net Income	**406.4**	**129.8**	**44.1**	**10.7**	**56.0**	**22.7**	**346.7**
Change year-on-year (% change)	[*3] 213.5 110.7%	(18.7) (12.6)%	(29.0) (39.7)%	16.3 -	16.5 41.7%	1.5 7.2%	100.1 40.6%
Forecasts for FY2008 (% progress)	560.0 72.6%	196.0 66.3%	76.0 58.0%	6.0 179.8%	82.0 68.4%	54.0 42.2%	495.0 70.0%

*1. The number of consolidated subsidiaries is 472 and the number of companies accounted for under the equity method is 87.
*2. "Income before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits.
*3. "Change year-on-year (% change)" of "Income before Income Taxes" and "Net Income" for NTT Consolidated are after the retroactive application of equity method accounting for PLDT.

–24–
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' FY2008 Financial Results Forecasts

NTT

(Billions of yen)

FY 2008E	NTT Consolidated[*1] (U.S.GAAP)	NTT(Holding Company) Non-Consolidated (JPN-GAAP)	NTT East Non-Consolidated (JPN-GAAP)	NTT West Non-Consolidated (JPN-GAAP)	NTT Com Non-Consolidated (JPN-GAAP)	NTT DATA Consolidated (JPN-GAAP)	NTT DOCOMO Consolidated (U.S.GAAP)
Operating Revenues	**10,580.0**	**365.0**	**1,960.0**	**1,854.0**	**1,122.0**	**1,120.0**	**4,597.0**
Change year-on-year (% change)	(100.9) (0.9)%	(10.7) (2.9)%	(42.7) (2.1)%	(47.2) (2.5)%	(32.5) (2.8)%	45.6 4.2%	(114.8) (2.4)%
Change from initial forecasts	(170.0)	0	0	(17.0)	0	0	(171.0)
Operating Expenses	**9,420.0**	**174.0**	**1,920.0**	**1,849.0**	**1,012.0**	**1,015.0**	**3,767.0**
Change year-on-year (% change)	43.7 0.5%	8.1 4.9%	(37.7) (1.9)%	(38.3) (2.0)%	(37.7) (3.6)%	36.6 3.7%	(136.5) (3.5)%
Change from initial forecasts	(170.0)	4.0	0	(17.0)	0	0	(171.0)
Operating Income	**1,160.0**	**191.0**	**40.0**	**5.0**	**110.0**	**105.0**	**830.0**
Change year-on-year (% change)	(144.6) (11.1)%	(18.9) (9.0)%	(4.9) (11.1)%	(8.9) (64.1)%	5.2 5.0%	9.1 9.5%	21.7 2.7%
Change from initial forecasts	0	(4.0)	0	0	0	0	0
Income before Income Taxes	**1,150.0**	***195.0**	***70.0**	***10.0**	***110.0**	***101.0**	**814.0**
Change year-on-year (% change)	(172.3) (13.0)%	(22.7) (10.4)%	2.5 3.8%	(14.8) (59.8)%	(2.0) (1.8)%	6.7 7.1%	13.3 1.7%
Change from initial forecasts	(20.0)	(5.0)	10.0	0	0	0	(21.0)
Net Income	**560.0**	**196.0**	**76.0**	**6.0**	**82.0**	**54.0**	**495.0**
Change year-on-year (% change)	(75.2) (11.8)%	0.1 0.1%	(20.8) (21.6)%	43.7 –	19.2 (30.6%)	23.6 (77.3%)	3.8 (0.8%)
Change from initial forecasts	60.0	(3.0)	10.0	0	11.0	0	(8.0)

* "Income before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.

–25–

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices

Management Indices

Details	FY2007	FY2008 E
EBITDA Margin	33.8%	32.0%
Operating Free Cash Flow	¥1,487.1 billion	¥1,236.0 billion
ROCE	6.4%	5.6%

Notes:

1. EBITDA Margin = (Operating Income + Depreciation and amortization expenses and loss on disposal)/Operating Revenues
2. Operating Free Cash Flow = Operating Income + Depreciation and amortization expenses and loss on disposal - Capital Investments
3. ROCE = Operating Income × (1 - Statutory Tax Rate)/Operating Capital Employed

[Note] Please see page 27 for reconciliation of management indices.

–26–

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices

Reconciliation of Management Indices

(Billions of yen)

Indices	Items	FY2007	FY2008 E
EBITDA Margin	(1) Operating Income	1,304.6	1,160.0
	(2) Depreciation and loss on disposal of property, plant and equipment	2,302.4	2,226.0
	(3) EBITDA [(1)+(2)]	3,607.0	3,386.0
	(4) Operating Revenues	10,680.9	10,580.0
	EBITDA Margin [(3)/(4) × 100]	33.8%	32.0%
Operating Free Cash Flow	(1) Operating Income	1,304.6	1,160.0
	(2) Depreciation and loss on disposal of property, plant and equipment	2,302.4	2,226.0
	(3) EBITDA [(1)+(2)]	3,607.0	3,386.0
	(4) Capital Investment	2,128.9	2,150.0
	Operating Free Cash Flow [(3)-(4)]	1,478.1	1,236.0
ROCE	(1) Operating Income	1,304.6	1,160.0
	Statutory Tax Rate	41%	41%
	(2) Operating Income × (1-Statutory Tax Rate)	770.8	685.3
	(3) Operating capital employed	11,989.8	12,261.5
	ROCE [(2)/(3) × 100]	6.4%	5.6%

* "Capital investment" is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles. The differences from the amounts of "Payments for property, plant and equipment" and "Acquisition of intangible and other assets" in the consolidated statements of cash flows are as follows:

	FY2007
Payments for property, plant and equipment	1,259.7
Acquisition of intangible and other assets	728.6
Total	1,988.3
Difference from the total of capital investment	(140.5)

–27–

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-Net and FLET’S Hikari, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from mobile (mova) services and revenues from mobile (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U. S. GAAP results of operations.

We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

• Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

• FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

- FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

- Commencing in the fiscal year ending March 31, 2009, NTT East has begun including in its FLET’S Hikari ARPU calculation revenues from NTT East’s “FLET’S VIRUS

CLEAR” anti-virus software option, which are part of NTT East’s operating revenues from Supplementary Business. As a result of this new calculation methodology, NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008, and the fiscal year ended March 31, 2008 increased, respectively, by 0 yen, 0 yen, 10 yen, 10 yen, and 10 yen (representing, respectively, 0.0%, 0.0%, 0.2% , 0.2% and 0.2% of NTT East’s total FLET’S Hikari ARPU for the same periods). NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009 increased by 30 yen (representing 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software contributed respectively, 10 yen, 20 yen and 20 yen to NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2008, September 30, 2008 and the six months ended September 30, 2008 (representing, respectively,0.2%, 0.4% and 0.4% of NTT East’s total FLET’s Hikari ARPU for the same periods). Similarly, revenues from NTT West’s “Security Function License Plus” anti-virus software option, which are part of NTT West’s operating revenues from Supplemental Business, are included in the calculation of FLET’S Hikari ARPU for NTT West. Revenues from NTT West’s “Security Function License Plus” software contributed less than one yen to NTT West’s FLET’S Hikari ARPU for each of the three-month periods ended June 30, 2007, September 30, 2007, December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008 and the six months ended September 30, 2008.NTT West’s Security Function License Plus revenues consist of fees paid by FLET’S Hikari customers for additional licenses to NTT West’s anti-virus software. The initial license is included in the basic service package for the relevant FLET’S Hikari service.

Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU. For purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the No. of subscribers is determined using the No. of lines for each service. In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.

For purposes of calculating FLET’S Hikari ARPU, No. of subscribers is determined based on No. of FLET’S Hikari subscribers, including B FLET’S and FLET’S Hikari Next (launched on March 31,2008) provided by NTT East and B FLET’S , FLET’S Hikari Premium , FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

We compute ARPU for our mobile business using 3 aggregate measures.

•Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services.

•Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.

•Mobile Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services. Communications module service subscribers and the revenues therefrom are not included in the calculations of mobile ARPU.

No. of active subscribers used in the ARPU calculation are as below:

- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.

- 1Q Results: Sum of No. of active subscribers* for each month from Apr. to Jun.

- 2Q Results: Sum of No. of active subscribers* for each month from Jul. to Sep.

- 3Q Results: Sum of No. of active subscribers* for each month from Oct. to Dec.

- 4Q Results: Sum of No. of active subscribers* for each month from Jan. to Mar.

*active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

No. of active subscribers used in ARPU calculation for FY Forecast of NTT East and NTT West are as below:

- FY Forecast: Sum of the actual No. of active subscribers at the end of each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. + No. of expected subscribers at end of the following Mar.)/2)x6

- 28- Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

November 7, 2008

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2009

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the interim period for Fiscal Year 2008 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Business Results (Non-Consolidated Operating Revenues)

4. Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Toshiaki Ikebe and Mr. Takashi Yokozawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	September 30, 2008	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	481,966	500,976	19,010
Antenna facilities	6,869	6,682	(187)
Terminal equipment	83,169	89,958	6,788
Local line facilities	752,066	750,269	(1,797)
Long-distance line facilities	7,210	6,515	(694)
Engineering facilities	673,734	656,425	(17,309)
Submarine line facilities	1,032	2,189	1,157
Buildings	540,286	521,885	(18,400)
Construction in progress	35,759	49,005	13,245
Other	258,231	255,518	(2,712)
Total property, plant and equipment	2,840,327	2,839,427	(900)
Intangible fixed assets	103,945	100,663	(3,281)
Total fixed assets - telecommunications businesses	2,944,272	2,940,091	(4,181)
Investments and other assets
Other investments and assets	298,590	307,987	9,396
Allowance for doubtful accounts	(2,428)	(2,435)	(6)
Total investments and other assets	296,162	305,552	9,389
Total fixed assets	3,240,435	3,245,643	5,208

Current assets:
Cash and bank deposits	132,947	87,920	(45,027)
Notes receivable	26	71	44
Accounts receivable, trade	305,476	279,555	(25,920)
Supplies	35,497	41,611	6,113
Other current assets	40,631	79,468	38,837
Allowance for doubtful accounts	(2,315)	(2,160)	155
Total current assets	512,264	486,468	(25,796)

TOTAL ASSETS	3,752,700	3,732,111	(20,588)

	(Millions of yen)
	March 31, 2008	September 30, 2008		Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	605,148	604,903		(245)
Liability for employees’ retirement benefits	318,937	315,329		(3,608)
Reserve for unused telephone cards	12,013	10,660		(1,352)
Other long-term liabilities	9,095	9,503		407
Total long-term liabilities	945,194	940,396		(4,797)

Current liabilities:
Current portion of long-term borrowings from parent company	162,419	147,476		(14,943)
Accounts payable, trade	113,796	74,975		(38,821)
Short-term borrowings	93,000	148,000		55,000
Accrued taxes on income	846	8,510	*	7,663
Allowance for losses on construction contracts	341	—		(341)
Other current liabilities	386,451	351,980		(34,470)
Total current liabilities	756,855	730,942		(25,912)

TOTAL LIABILITIES	1,702,049	1,671,339		(30,710)

NET ASSETS

Shareholders’ equity
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	215,403	226,004		10,600
Total shareholders’ equity	2,050,130	2,060,731		10,600
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	520	41		(479)
Total unrealized gains (losses), translation adjustments, and others	520	41		(479)

TOTAL NET ASSETS	2,050,650	2,060,772		10,121

TOTAL LIABILITIES AND NET ASSETS	3,752,700	3,732,111		(20,588)

Note: *	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the current quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008		Increase (Decrease)	Year ended March 31, 2008
Telecommunications businesses
Operating revenues	925,358	911,583		(13,775)	1,868,925
Operating expenses	893,867	891,549		(2,318)	1,827,280
Operating income from telecommunications businesses	31,491	20,034		(11,457)	41,644
Supplementary businesses
Operating revenues	56,504	54,379		(2,125)	133,834
Operating expenses	54,161	53,816		(344)	130,487
Operating income from supplementary businesses	2,343	562		(1,780)	3,347
Operating income	33,835	20,597		(13,237)	44,992
Non-operating revenues:
Interest income	40	15		(24)	55
Dividends received	3,925	12,212		8,286	3,938
Lease and rental income	26,385	27,652		1,266	56,131
Miscellaneous income	3,383	2,089		(1,294)	6,071
Total non-operating revenues	33,735	41,969		8,234	66,196
Non-operating expenses:
Interest expenses	6,895	6,292		(602)	13,575
Lease and rental expenses	10,771	10,999		228	23,329
Miscellaneous expenses	3,671	947		(2,723)	6,824
Total non-operating expenses	21,337	18,239		(3,097)	43,730
Recurring profit	46,232	44,326		(1,905)	67,459
Special profits	139,331	24,234		(115,096)	178,548
Special losses	63,317	—		(63,317)	78,307
Income before income taxes	122,247	68,561		(53,685)	167,699
Income taxes	49,080	24,460	*	(24,620)	70,820
Net income	73,166	44,100		(29,065)	96,879

Note: *	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the current quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	530,178	468,728	(61,450)	(11.6)%	1,031,970
Monthly charge revenues*	346,157	316,054	(30,103)	(8.7)%	678,431
Call rates revenues*	64,882	53,075	(11,807)	(18.2)%	123,553
Interconnection call revenues*	75,221	61,997	(13,224)	(17.6)%	144,970
IP services revenues	216,738	271,117	54,379	25.1%	462,693
Leased circuit services revenues (excluding IP services revenues)	90,114	86,770	(3,343)	(3.7)%	180,809
Telegram services revenues	11,865	11,016	(848)	(7.2)%	24,210
Other telecommunications services revenues	76,461	73,950	(2,510)	(3.3)%	169,240

Telecommunications total revenues	925,358	911,583	(13,775)	(1.5)%	1,868,925

Supplementary business total revenues	56,504	54,379	(2,125)	(3.8)%	133,834

Total operating revenues	981,863	965,962	(15,900)	(1.6)%	2,002,760

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:
Income before income taxes	122,247	68,561	(53,685)	167,699
Depreciation and amortization	213,730	213,040	(689)	432,087
Loss on disposal of property, plant and equipment	7,020	7,774	754	19,950
Gains on sales of fixed assets	(14,529)	(24,234)	(9,704)	(53,722)
Increase (decrease) in liability for employees’ retirement benefits	(13,995)	(3,608)	10,387	(55,469)
(Increase) decrease in accounts receivable	30,436	23,911	(6,524)	63,455
(Increase) decrease in inventories	(2,840)	(6,113)	(3,273)	(280)
Increase (decrease) in accounts payable and accrued expenses	(114,124)	(70,190)	43,933	(49,343)
Increase (decrease) in accrued consumption tax	1,218	480	(738)	(1,655)
Other	(65,077)	(12,991)	52,086	(20,079)

Sub-total	164,085	196,630	32,545	502,643
Interest and dividends received	3,967	12,227	8,260	3,995
Interest paid	(7,888)	(6,305)	1,583	(14,701)
Income taxes received (paid)	10,665	(15,314)	(25,980)	10,664

Net cash provided by (used in) operating activities	170,829	187,238	16,408	502,601

Cash flows from investing activities:
Payments for property, plant and equipment	(225,373)	(254,642)	(29,269)	(451,701)
Proceeds from sale of property, plant and equipment	16,305	34,293	17,987	59,853
Payments for purchase of investment securities	(40)	(10,832)	(10,792)	(5,011)
Proceeds from sale of investment securities	3,078	308	(2,769)	3,154
Other	643	(688)	(1,332)	2,546

Net cash provided by (used in) investing activities	(205,385)	(231,562)	(26,176)	(391,159)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	90,000	100,000	10,000	190,000
Payments for settlement of long-term debt	(89,615)	(115,188)	(25,572)	(200,217)
Net increase (decrease) in short-term borrowings	5,000	48,992	43,992	(50,000)
Payments for settlement of lease obligations	—	(260)	(260)	(380)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(28,115)	43	28,159	(94,097)

Net increase (decrease) in cash and cash equivalents	(62,671)	(44,279)	18,391	17,343
Cash and cash equivalents at beginning of year	117,559	134,903	17,343	117,559

Cash and cash equivalents at end of period (year)	54,888	90,624	35,735	134,903

November 7, 2008

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2009

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the interim period for Fiscal Year 2008 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Toshiya Katayama or Mr. Nobutaka Kakihara

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	September 30, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	509,334	501,705	(7,629)
Antenna facilities	9,607	10,099	491
Terminal equipment	23,950	22,370	(1,580)
Local line facilities	828,452	816,808	(11,644)
Long-distance line facilities	5,472	4,738	(734)
Engineering facilities	605,432	594,770	(10,662)
Submarine line facilities	3,990	3,632	(358)
Buildings	479,146	462,998	(16,147)
Construction in progress	29,308	32,681	3,372
Other	260,871	257,745	(3,125)
Total property, plant and equipment	2,755,568	2,707,550	(48,018)
Intangible fixed assets	107,735	101,679	(6,055)
Total fixed assets - telecommunications businesses	2,863,304	2,809,230	(54,073)
Investments and other assets
Other investments and assets	220,577	218,959	(1,617)
Allowance for doubtful accounts	(1,466)	(1,500)	(34)
Total investments and other assets	219,110	217,459	(1,651)
Total fixed assets	3,082,415	3,026,689	(55,725)

Current assets:
Cash and bank deposits	135,901	91,569	(44,331)
Notes receivable	107	42	(64)
Accounts receivable, trade	303,431	264,706	(38,724)
Supplies	25,762	28,182	2,420
Other current assets	69,567	78,589	9,022
Allowance for doubtful accounts	(2,264)	(2,090)	173
Total current assets	532,504	461,000	(71,503)

TOTAL ASSETS	3,614,919	3,487,689	(127,229)

	(Millions of yen)
	March 31, 2008	September 30, 2008		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	1,021,032	958,015		(63,016)
Liability for employees’ retirement benefits	341,176	334,494		(6,682)
Reserve for unused telephone cards	11,360	10,081		(1,278)
Other long-term liabilities	55,326	54,688		(638)
Total long-term liabilities	1,428,895	1,357,279		(71,616)
Current liabilities:
Current portion of long-term borrowings from parent company	177,724	174,434		(3,290)
Accounts payable, trade	101,520	68,368		(33,152)
Short-term borrowings	100,000	100,000		—
Accrued taxes on income	540	674	*	133
Allowance for losses on construction contracts	161	—		(161)
Other current liabilities	325,093	295,341		(29,751)
Total current liabilities	705,041	638,819		(66,221)

TOTAL LIABILITIES	2,133,937	1,996,098		(137,838)

NET ASSETS
Shareholders’ equity
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	(1,751)	9,038		10,789
Total shareholders’ equity	1,480,302	1,491,092		10,789
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	679	498		(181)
Total unrealized gains (losses), translation adjustments, and others	679	498		(181)

TOTAL NET ASSETS	1,480,982	1,491,591		10,608

TOTAL LIABILITIES AND NET ASSETS	3,614,919	3,487,689		(127,229)

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the current quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008		Increase (Decrease)	Year ended March 31, 2008
Telecommunications businesses
Operating revenues	870,683	837,596		(33,086)	1,735,693
Operating expenses	853,893	829,423		(24,469)	1,719,173
Operating income from telecommunications businesses	16,790	8,173		(8,617)	16,520
Supplementary businesses
Operating revenues	69,028	70,524		1,495	165,539
Operating expenses	69,658	72,113		2,455	168,134
Operating income (losses) from supplementary businesses	(629)	(1,589)		(959)	(2,595)
Operating income	16,161	6,584		(9,576)	13,924

Non-operating revenues:
Interest income	13	9		(4)	39
Dividends received	1,806	3,399		1,592	7,070
Lease and rental income	23,174	21,889		(1,285)	45,876
Miscellaneous income	1,764	2,429		665	6,501
Total non-operating revenues	26,758	27,727		968	59,487

Non-operating expenses:
Interest expenses	10,094	10,286		191	24,746
Lease and rental expenses	8,874	8,294		(580)	18,037
Miscellaneous expenses	1,259	1,514		255	5,732
Total non-operating expenses	20,228	20,095		(132)	48,515

Recurring profit	22,691	14,216		(8,475)	24,896

Special profits	138,814	—		(138,814)	156,779
Special losses	63,174	—		(63,174)	111,719
Income before income taxes	98,332	14,216		(84,116)	69,957
Income taxes	103,875	3,426	*	(100,448)	107,699
Net income (losses)	(5,543)	10,789		16,332	(37,742)

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the current quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	522,127	460,939	(61,188)	(11.7)%	1,016,667
Monthly charge revenues*	339,226	309,031	(30,195)	(8.9)%	664,800
Call rates revenues*	61,518	48,948	(12,569)	(20.4)%	116,315
Interconnection call revenues*	80,140	68,342	(11,797)	(14.7)%	154,798
IP services revenues	184,106	221,964	37,858	20.6%	385,876
Leased circuit services revenues (excluding IP services revenues)	78,794	75,310	(3,483)	(4.4)%	158,294
Telegram services revenues	12,950	12,421	(528)	(4.1)%	27,235
Other telecommunications services revenues	72,705	66,960	(5,745)	(7.9)%	147,620

Telecommunications total revenues	870,683	837,596	(33,086)	(3.8)%	1,735,693

Supplementary business total revenues	69,028	70,524	1,495	2.2%	165,539

Total operating revenues	939,712	908,121	(31,591)	(3.4)%	1,901,232

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:
Income before income taxes	98,332	14,216	(84,116)	69,957
Depreciation and amortization	217,520	208,948	(8,572)	432,071
Loss on disposal of property, plant and equipment	7,708	8,035	326	20,304
Increase (decrease) in liability for employees’ retirement benefits	(21,359)	(6,682)	14,676	(69,706)
(Increase) decrease in accounts receivable	36,768	23,970	(12,798)	68,945
(Increase) decrease in inventories	611	(2,420)	(3,031)	6,815
Increase (decrease) in accounts payable and accrued expenses	(86,269)	(53,472)	32,797	(27,922)
Increase (decrease) in accrued consumption tax	2,424	1,282	(1,142)	(937)
Other	(75,789)	(6,723)	69,065	(40,166)

Sub-total	179,948	187,153	7,204	459,361
Interest and dividends received	1,819	3,408	1,588	7,109
Interest paid	(10,242)	(10,636)	(394)	(25,003)
Income taxes received (paid)	30,913	16,807	(14,105)	29,859

Net cash provided by (used in) operating activities	202,438	196,732	(5,706)	471,328

Cash flows from investing activities:
Payments for property, plant and equipment	(178,256)	(192,951)	(14,694)	(363,826)
Proceeds from sale of property, plant and equipment	18,067	15,110	(2,956)	24,631
Payments for purchase of investment securities	(146)	(53)	93	(6,665)
Proceeds from sale of investment securities	92	85	(7)	101
Other	426	1,262	835	1,018

Net cash provided by (used in) investing activities	(159,816)	(176,545)	(16,729)	(344,740)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	40,000	20,000	(20,000)	124,000
Payments for settlement of long-term debt	(35,722)	(86,307)	(50,585)	(212,625)
Net increase (decrease) in short-term borrowings	(25,000)	—	25,000	70,000
Payments for settlement of lease obligations	—	(511)	(511)	(1,115)
Dividends paid	(31,200)	—	31,200	(31,200)

Net cash provided by (used in) financing activities	(51,922)	(66,819)	(14,896)	(50,941)

Net increase (decrease) in cash and cash equivalents	(9,300)	(46,632)	(37,332)	75,646
Cash and cash equivalents at beginning of year	64,244	139,891	75,646	64,244

Cash and cash equivalents at end of period (year)	54,944	93,258	38,314	139,891

November 7, 2008

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2008

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its fiscal results for the six months ended September, 2008. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Communications Corporation

NTT Com delivers high-quality voice, data and IP services to customers around the world. The company is renowned for its diverse information and communication services, expertise in managed networks, hosting and IP networking services, and industry leadership in IPv6 transit technology. The company’s extensive global infrastructure includes Arcstar™ private networks and a Tier 1 IP backbone (connected with major ISPs worldwide), both reaching more than 150 countries, as well as secure data centers in Asia, North America and Europe. NTT Com is the wholly owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com.

For more information

(Ms.) Rui Ogawa or (Mr.) Shigehisa Takeda

Accounts and Finance Department, NTT Communications

Tel: +81 3 6700 4311

Email: infoaf@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	September 30, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,957	143,446	3,488
Antenna facilities	1,999	1,940	(58)
Terminal equipment	1,676	1,519	(157)
Local line facilities	808	776	(31)
Long-distance line facilities	10,341	9,300	(1,041)
Engineering facilities	62,058	60,382	(1,675)
Submarine line facilities	7,079	5,759	(1,319)
Buildings	125,331	122,586	(2,745)
Construction in progress	23,464	17,970	(5,494)
Other	83,914	81,690	(2,223)
Total property, plant and equipment	456,633	445,374	(11,259)
Intangible fixed assets	111,182	98,610	(12,571)
Total fixed assets - telecommunications businesses	567,815	543,984	(23,830)
Investments and other assets
Investment securities	144,290	126,064	(18,225)
Other investments and assets	274,326	266,553	(7,772)
Allowance for doubtful accounts	(592)	(717)	(125)
Total investments and other assets	418,024	391,900	(26,124)
Total fixed assets	985,839	935,885	(49,954)

Current assets:
Cash and bank deposits	48,819	45,153	(3,665)
Notes receivable	128	43	(85)
Accounts receivable, trade	200,443	182,962	(17,481)
Supplies	7,125	8,378	1,252
Other current assets	61,842	85,399	23,556
Allowance for doubtful accounts	(2,077)	(3,627)	(1,550)
Total current assets	316,283	318,310	2,026

TOTAL ASSETS	1,302,123	1,254,195	(47,927)

	(Millions of yen)
	March 31, 2008	September 30, 2008		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	310,842	240,972		(69,870)
Liability for employees’ retirement benefits	70,661	72,495		1,833
Reserve for point services	2,720	2,412		(307)
Reserve for unused telephone cards	5,026	4,460		(565)
Other long-term liabilities	17,119	18,724		1,604
Total long-term liabilities	406,370	339,065		(67,305)
Current liabilities:
Current portion of long-term borrowings from parent company	103,923	121,640		17,716
Accounts payable, trade	51,399	24,102		(27,297)
Accounts payable, other	160,578	162,679		2,101
Accrued taxes on income	772	13,289	*	12,517
Allowance for losses on construction contracts	82	110		28
Allowance for losses from liquidation of subsidiaries	2,439	—		(2,439)
Other current liabilities	38,622	24,367		(14,254)
Total current liabilities	357,818	346,190		(11,627)

TOTAL LIABILITIES	764,189	685,256		(78,932)

NET ASSETS
Shareholders’ equity
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	139,293	180,353		41,059
Total shareholders’ equity	482,672	523,732		41,059
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	55,261	45,206		(10,054)
Total unrealized gains (losses), translation adjustments, and others	55,261	45,206		(10,054)

TOTAL NET ASSETS	537,934	568,939		31,004

TOTAL LIABILITIES AND NET ASSETS	1,302,123	1,254,195		(47,927)

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the current quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008		Increase (Decrease)	Year ended March 31, 2008
Telecommunications businesses
Operating revenues	486,679	473,780		(12,898)	972,343
Operating expenses	427,212	418,927		(8,285)	877,830
Operating income from telecommunications businesses	59,466	54,852		(4,613)	94,513
Supplementary businesses
Operating revenues	75,518	82,938		7,420	182,161
Operating expenses	71,689	83,385		11,696	171,944
Operating income (losses) from supplementary businesses	3,829	(446)		(4,276)	10,217
Operating income	63,295	54,406		(8,889)	104,730

Non-operating revenues:
Interest income	852	532		(319)	1,444
Dividends received	7,702	8,604		901	8,435
Lease and rental income	8,612	7,854		(757)	16,675
Miscellaneous income	3,326	5,634		2,308	8,555
Total non-operating revenues	20,494	22,626		2,131	35,110

Non-operating expenses:
Interest expenses	4,775	3,349		(1,426)	9,200
Lease and rental expenses	5,169	4,826		(343)	11,455
Miscellaneous expenses	1,885	3,054		1,168	7,160
Total non-operating expenses	11,830	11,229		(601)	27,816

Recurring profit	71,959	65,802		(6,157)	112,025

Special profits	12,045	29,660		17,614	12,047
Special losses	9,678	—		(9,678)	30,423
Income before income taxes	74,326	95,463		21,136	93,649
Income taxes	34,777	39,402	*	4,625	30,875
Net income	39,548	56,060		16,511	62,774

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the current quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	227,631	212,518	(15,112)	(6.6)%	450,326
IP services revenues	163,832	172,337	8,504	5.2%	334,189
Open computer network services revenues*	72,838	76,952	4,113	5.6%	148,219
IP-Virtual private network services revenues*	34,690	36,936	2,245	6.5%	70,520
Wide-Area Ethernet services revenues*	25,373	26,973	1,600	6.3%	51,996
Data communications revenues (excluding IP services revenues)	75,516	68,073	(7,442)	(9.9)%	147,604
Leased circuit services revenues*	51,808	48,743	(3,064)	(5.9)%	102,540
Solution services revenues	80,760	89,971	9,211	11.4%	192,927
Others	14,457	13,818	(638)	(4.4)%	29,457

Total operating revenues	562,197	556,719	(5,478)	(1.0)%	1,154,505

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:
Income before income taxes	74,326	95,463	21,136	93,649
Depreciation and amortization	61,303	58,927	(2,376)	134,363
Loss on disposal of property, plant and equipment	1,945	959	(986)	16,175
Gains on sales of fixed assets	(312)	(26,429)	(26,116)	(2,411)
Increase (decrease) in allowance for doubtful accounts	(66)	1,675	1,742	211
Increase (decrease) in liability for employees’ retirement benefits	(12,269)	1,833	14,103	(11,893)
Write-off of investments in affiliated companies	2,320	—	(2,320)	3,155
Gains on sales of investments in affiliated companies	(271)	(3,343)	(3,072)	(271)
(Increase) decrease in accounts receivable	28,763	22,475	(6,287)	21,992
(Increase) decrease in inventories	(464)	(1,252)	(788)	919
Increase (decrease) in accounts payable and accrued expenses	(30,556)	(19,057)	11,499	(2,987)
Increase (decrease) in accrued consumption tax	(1,658)	(285)	1,372	(3,662)
Other	(12,213)	(17,589)	(5,376)	9,991

Sub-total	110,847	113,376	2,529	259,231
Interest and dividends received	8,875	9,167	291	10,176
Interest paid	(5,592)	(3,610)	1,981	(9,917)
Income taxes received (paid)	(28,933)	7,315	36,249	(27,465)

Net cash provided by (used in) operating activities	85,196	126,248	41,051	232,025

Cash flows from investing activities:
Payments for property, plant and equipment	(39,503)	(71,078)	(31,575)	(88,506)
Proceeds from sale of property, plant and equipment	7,877	26,997	19,120	12,651
Payments for purchase of investment securities	(858)	(4,574)	(3,716)	(12,433)
Proceeds from sale of investment securities	6,225	29,867	23,642	6,457
Payments for long-term loans	—	(13,271)	(13,271)	(11,407)
Proceeds from long-term loans receivable	—	15,190	15,190	13,821
(Increase) decrease in short-term loan	—	(2,440)	(2,440)	—
Other	(2,736)	(2,190)	545	(6,471)

Net cash provided by (used in) investing activities	(28,995)	(21,499)	7,496	(85,889)

Cash flows from financing activities:
Payments for settlement of long-term debt	(93,334)	(52,153)	41,181	(173,140)
Net increase (decrease) in short-term borrowings	—	(13,538)	(13,538)	13,538
Payments for settlement of lease obligations	—	(610)	(610)	(4,826)
Dividends paid	(9,000)	(15,000)	(5,999)	(9,000)

Net cash provided by (used in) financing activities	(102,335)	(81,303)	21,032	(173,428)

Effect of exchange rate changes on cash and cash equivalents	(12)	13	26	(99)
Net increase (decrease) in cash and cash equivalents	(46,147)	23,458	69,606	(27,391)
Cash and cash equivalents at beginning of year	76,211	48,819	(27,391)	76,211

Cash and cash equivalents at end of period (year)	30,063	72,278	42,214	48,819

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2008	As of September 30, 2008
Myline registrations for inter-prefectural long distance calls	25,483,000 (subscriber market share: 75.0%)	25,090,000 (subscriber market share: 76.4%)
Myline registrations for international calls	22,867,000 (subscriber market share: 73.1%)	22,623,000 (subscriber market share: 74.7%)

Traffic

		April 1, 2007 to March 31, 2008	As of September 30, 2008
Traffic*	Number of calls	7.74 billion	**
	Duration of calls	300 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2008	As of September 30, 2008
OCN service subscribers	6,830,000	7,200,000

Main network services for business customers

	As of March 31, 2008	As of September 30, 2008
Business customers of main network services	424,000	441,000
Leased circuits	29,000	28,000
Frame relay/Cell relay	14,000	10,000
IP-VPN	100,000	110,000
Group-VPN	50,000	61,000
OCN Internet access	200,000	203,000
Ethernet services (e-VLAN)	30,000	30,000

Data centers

	As of March 31, 2008		As of September 30, 2008
Co-location service users	540		540
Data centers*	68 in Japan 27 overseas		68 in Japan 27 overseas
Total size of domestic data centers	Approx. 65,000m	[2]	Approx. 66,000m	[2]

Note: Domestic centers are those that have applied for Information Security Management System approval.

November 7, 2008

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2008

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2008	B As of Jun. 30, 2008	C As of Sept. 30, 2008			D As of Mar. 31, 2009 (Revised Forecast)		[Ref.] As of Mar. 31, 2009 (Forecast when previous annual results were announced)
				E Change	Progress		F Change
				C-A	E/F		D-A
Telephone Subscriber Line	39,620	38,783	38,019	(1,601)	43.9%	35,972	(3,648)	35,261
NTT East	19,566	19,177	18,805	(761)	42.3%	17,766	(1,800)	17,336
NTT West	20,054	19,606	19,214	(840)	45.4%	18,206	(1,848)	17,925
INS-Net	6,414	6,243	6,079	(335)	43.7%	5,647	(766)	5,573
NTT East	3,339	3,250	3,167	(172)	43.0%	2,939	(400)	2,869
NTT West	3,075	2,993	2,912	(162)	44.4%	2,709	(366)	2,704
INS-Net 64	5,871	5,709	5,556	(315)	43.5%	5,147	(724)	5,046
NTT East	2,993	2,910	2,834	(159)	41.0%	2,605	(388)	2,535
NTT West	2,878	2,799	2,723	(156)	46.4%	2,543	(336)	2,512
INS-Net 1500	54	53	52	(2)	46.6%	50	(4)	53
NTT East	35	34	33	(1)	108.6%	33	(1)	33
NTT West	20	19	19	(1)	22.5%	17	(3)	19
Telephone Subscriber Line + INS-Net	46,034	45,026	44,098	(1,936)	43.8%	41,619	(4,414)	40,834
NTT East	22,904	22,426	21,971	(933)	42.4%	20,704	(2,200)	20,204
NTT West	23,129	22,599	22,127	(1,002)	45.3%	20,915	(2,214)	20,629
FLET’S ISDN	383	361	343	(40)	47.2%	298	(85)	298
NTT East	198	186	177	(21)	42.5%	148	(50)	148
NTT West	185	175	166	(19)	54.0%	150	(35)	150
FLET’S ADSL	4,656	4,486	4,335	(322)	43.6%	3,919	(737)	3,686
NTT East	2,410	2,325	2,246	(164)	41.0%	2,010	(400)	1,810
NTT West	2,246	2,161	2,088	(158)	46.8%	1,909	(337)	1,876
FLET’S Hikari	8,777	9,541	10,096	1,319	47.1%	11,577	2,800	12,177
NTT East	4,963	5,393	5,702	740	46.2%	6,563	1,600	6,963
NTT West	3,815	4,148	4,394	579	48.3%	5,015	1,200	5,215
Optical IP Phone Services (“Hikari Phone”)	5,725	6,368	6,914	1,189	44.7%	8,385	2,660	8,975
NTT East	3,065	3,387	3,666	601	43.0%	4,465	1,400	4,865
NTT West	2,661	2,981	3,248	587	46.6%	3,921	1,260	4,111
Conventional Leased Circuit	347	342	336	(11)	52.4%	325	(22)	326
NTT East	175	172	169	(6)	59.2%	165	(11)	165
NTT West	172	169	167	(5)	45.8%	161	(11)	156
High Speed Digital	238	228	227	(10)	36.1%	209	(29)	201
NTT East	129	124	122	(7)	30.9%	106	(23)	106
NTT West	109	104	105	(3)	54.9%	102	(6)	94
NTT Group Major ISPs	9,814	10,139	10,322	507	64.6%	10,600	786	10,600
OCN*	6,830	7,071	7,200	370	64.9%	7,400	570	7,400
Plala*	2,644	2,723	2,777	133	51.9%	2,900	256	2,900
Cellular	53,388	53,629	53,937	549	50.9%	54,470	1,080	54,470
FOMA*	43,949	45,200	46,444	2,495	47.6%	49,190	5,240	49,520
i-mode	47,993	48,061	48,069	76	19.9%	48,370	380	48,650
FOMA*	41,213	42,118	42,911	1,697	44.9%	45,000	3,780	45,610

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East, and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN* and Plala*.

	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 1,509,000 as of Sept. 30, 2008, and are forecasted to be 1,540,000 as of Mar. 31, 2009.

	7	Changes in No. of Cellular ( FOMA* is included) and i-mode subscribers as of Mar 31. 2009 (Revised Forecast) are forecasted net-increase.

	8	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2 in 1 in principle, and those FOMA subscriptions are included in the number of Cellular ( FOMA* is included) subscribers.

	*	Partial listing only.

2.	Number of Employees

	(Person)
	A As of Sept. 30, 2007	B As of Sept. 30, 2008		C As of Mar. 31, 2009 (Revised Forecast)	[Ref.] As of Mar. 31, 2009 (Forecast when previous annual results were announced)
			Change
			B-A
NTT Consolidated	209,150	205,250	(3,900)	196,100	191,100
Core Group Companies
NTT (Holding)	2,950	2,900	(50)	2,900	2,900
NTT East	6,600	6,050	(550)	5,700	5,700
NTT West	6,000	5,900	(100)	5,700	5,750
NTT Communications	8,700	8,550	(150)	8,300	8,450
NTT DATA (Consolidated)	24,750	28,000	3,250	31,800	27,500
NTT DoCoMo (Consolidated)	22,000	22,550	550	21,950	21,700
(Reference) Outsourcing Companies
East Outsourcing Companies	42,700	43,500	(3,750)	39,950	33,100
West Outsourcing Companies	52,600	47,800	(4,450)	43,200	43,550

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (incl. NTT EAST-TOKYOMINAMI), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (incl. NTT WEST-KANSAI), NTT MARKETING ACT (outsourcing company in the management and marketing field), NTT NEOMEIT (outsourcing company in the facilities and equipment field) and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:

		— As of Mar. 31, 2009 (Revised Forecast) (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,150 employees)

		— As of Mar. 31, 2009 (Forecast when previous annual results were announced) (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,150 employees)

	3	For the number of employees at outsourcing companies, we previously used the number of employees at the outsourcing companies that commenced operation in May 2002 pursuant to the NTT Group Structural Reform (publicly released on November 22, 2001) by NTT East and NTT West, and provided, for reference purposes, the total number of employees from the consolidated prefectural companies and the companies in the administrative field, for the number of employees at East Outsourcing Companies, and the total number of employees from the consolidated regional outsourcing companies and the companies in the management and marketing field, the facilities and equipment field and the administrative field, for the number of employees at West Outsourcing Companies. However, our disclosure policy has been revised to reflect the fact that companies other than the outsourcing companies have been providing outsourcing services.

3.	Capital Investment

	(Billions of yen)
	A Six Months Ended Sept. 30 2007	B Six Months Ended Sept. 30 2008			C Year Ending Mar. 31, 2009 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2009 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated	897.2	985.5	88.2	45.8%	2,150.0	2,120.0
Core Group Companies
NTT (Holding)	16.4	19.5	3.1	43.4%	45.0	45.0
NTT East	201.2	230.1	28.9	50.6%	455.0	455.0
NTT West	162.3	166.2	3.9	40.1%	415.0	430.0
NTT Communications	32.2	39.3	7.0	37.5%	105.0	105.0
NTT DATA (Consolidated)	71.3	91.3	20.0	57.1%	160.0	160.0
NTT DoCoMo (Consolidated)	315.8	336.5	20.7	46.8%	719.0	719.0

Notes :	1	Capital Investments of NTT East, NTT West, and NTT Communications for fiscal year ending Mar. 31, 2009 (Revised Forecast) include: 150.0 billion yen for voice transmission, 60.0 billion yen for data transmission, 214.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 4.0 billion yen for R&D facilities, and 26.0 billion yen for Joint Facilities, and others for NTT East; 187.0 billion yen for voice transmission, 56.0 billion yen for data transmission, 155.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 3.0 billion yen for R&D facilities, and 13.0 billion yen for Joint Facilities, and others for NTT West; and 45.0 billion yen for voice transmission, 17.0 billion yen for data transmission, 5.0 billion yen for leased circuit, 2.0 billion yen for R&D facilities, and 36.0 billion yen for Joint Facilities, and others for NTT Communications.

	2	Capital Investments of NTT East and NTT West for fiscal year ending Mar. 31, 2009 (Revised Forecast) include approximately 180.0 billion yen and 130.0 billion yen for optical fiber related investment in NTT East and in NTT West respectively. Coverage rates of optical fiber are expected to be 92% for NTT East and 89% for NTT West as of Mar. 31, 2009.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Six Months Ended Sept. 30 2007	B Six Months Ended Sept. 30, 2008			C Year Ending Mar. 31, 2009 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2009 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	5,187.7	5,164.6	(23.1)	48.8%	10,580.0	10,750.0
Fixed Voice Related Services	1,443.7	1,315.7	(128.0)	—	—	—
Mobile Voice Related Services	1,430.4	1,179.6	(250.8)	—	—	—
IP/packet Communications Services	1,246.6	1,416.8	170.1	—	—	—
Sales of Telecommunications Equipment	244.7	369.3	124.6	—	—	—
System Integration	488.6	541.4	52.9	—	—	—
Other	333.5	341.7	8.2	—	—	—
Operating expenses	4,623.7	4,419.5	(204.2)	46.9%	9,420.0	9,590.0
Cost of Services (exclusive of items shown separately below)	1,132.7	1,161.9	29.3	—	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	622.7	459.9	(162.8)	—	—	—
Cost of Systems Integration (exclusive of items shown separately below)	310.2	344.1	33.9	—	—	—
Depreciation and Amortization	1,053.3	1,020.8	(32.5)	—	—	—
Impairment Loss	1.2	0.4	(0.8)	—	—	—
Selling, general and administrative expenses	1,500.7	1,432.4	(68.3)	—	—	—
Write-down of goodwill and other intangible assets	2.9	—	(2.9)	—	—	—
Operating income	564.0	745.1	181.1	64.2%	1,160.0	1,160.0
Income before income taxes	573.4	771.2	197.7	67.1%	1,150.0	1,170.0
Net income	192.9	406.4	213.5	72.6%	560.0	500.0
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	978.5	968.5	(10.0)	—	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	2,404.3	2,251.0	(153.3)	—	—	—
Loss on Disposal of Property, Plant and Equipment	68.9	65.4	(3.5)	—	—	—
Other Expenses	114.7	113.5	(1.2)	—	—	—
Total	3,566.3	3,398.3	(168.0)	—	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	221.2	208.1	(13.1)	57.0%	365.0	365.0
Operating Expenses	76.7	79.6	2.9	45.8%	174.0	170.0
Operating Income	144.4	128.4	(16.0)	67.3%	191.0	195.0
Non-Operating Revenues	28.6	25.6	(2.9)	49.4%	52.0	55.0
Non-Operating Expenses	25.8	22.8	(3.0)	47.7%	48.0	50.0
Recurring Profit	147.2	131.2	(15.9)	67.3%	195.0	200.0
Net Income	148.6	129.8	(18.7)	66.3%	196.0	199.0

Note :	Consolidated figures for “Income before income taxes” and “Net income” under “NTT Consolidated (US GAAP)” for the six months ended Sept. 30, 2007 have been adjusted to reflect the retroactive application of the equity method of accounting for an affiliate that newly became subject to application of the equity method as a result of additional share acquisitions subsequent to six months ended Sept. 30, 2007.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Six Months Ended Sept. 30 2007	B Six Months Ended Sept. 30, 2008			C Year Ending Mar. 31, 2009 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2009 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	981.8	965.9	(15.9)	49.3%	1,960.0	1,960.0
Voice Transmission Services (excluding IP)	530.1	468.7	(61.4)	52.1%	900.0	890.0
IP Services	216.7	271.1	54.3	46.0%	590.0	605.0
Leased Circuit (excluding IP)	90.1	86.7	(3.3)	50.7%	171.0	168.0
Telegraph	11.8	11.0	(0.8)	50.1%	22.0	20.0
Other	76.4	73.9	(2.5)	46.3%	277.0	277.0
Supplementary Business	56.5	54.3	(2.1)
Operating Expenses	948.0	945.3	(2.6)	49.2%	1,920.0	1,920.0
Personnel	56.1	57.6	1.5	50.2%	115.0	110.0
Cost of services and equipment sold, and selling, general and administrative expenses	630.9	626.6	(4.3)	49.0%	1,280.0	1,285.0
Depreciation and Amortization	209.3	208.8	(0.4)	50.3%	415.0	415.0
Loss on Disposal of Property, Plant and Equipment	13.5	14.5	1.0	41.7%	35.0	35.0
Taxes and Public Dues	38.0	37.6	(0.3)	50.2%	75.0	75.0
Operating Income	33.8	20.5	(13.2)	51.5%	40.0	40.0
Non-Operating Revenues	33.7	41.9	8.2	63.6%	66.0	56.0
Non-Operating Expenses	21.3	18.2	(3.0)	50.7%	36.0	36.0
Recurring Profit	46.2	44.3	(1.9)	63.3%	70.0	60.0
Net Income	73.1	44.1	(29.0)	58.0%	76.0	66.0
NTT West (JPN GAAP)
Operating Revenues	939.7	908.1	(31.5)	49.0%	1,854.0	1,871.0
Voice Transmission Services (excluding IP)	522.1	460.9	(61.1)	51.3%	899.0	893.0
IP Services	184.1	221.9	37.8	47.3%	469.0	490.0
Leased Circuit (excluding IP)	78.7	75.3	(3.4)	49.9%	151.0	155.0
Telegraph	12.9	12.4	(0.5)	49.7%	25.0	25.0
Other	72.7	66.9	(5.7)	44.3%	310.0	308.0
Supplementary Business	69.0	70.5	1.4
Operating Expenses	923.5	901.5	(22.0)	48.8%	1,849.0	1,866.0
Personnel	52.7	57.2	4.5	49.8%	115.0	99.0
Cost of services and equipment sold, and selling, general and administrative expenses	604.0	587.3	(16.6)	48.2%	1,219.0	1,245.0
Depreciation and Amortization	213.4	204.9	(8.5)	50.6%	405.0	409.0
Loss on Disposal of Property, Plant and Equipment	17.0	16.8	(0.2)	42.0%	40.0	41.0
Taxes and Public Dues	36.1	35.0	(1.0)	50.1%	70.0	72.0
Operating Income	16.1	6.5	(9.5)	131.7%	5.0	5.0
Non-Operating Revenues	26.7	27.7	0.9	56.6%	49.0	49.0
Non-Operating Expenses	20.2	20.0	(0.1)	45.7%	44.0	44.0
Recurring Profit	22.6	14.2	(8.4)	142.2%	10.0	10.0
Net Income	(5.5)	10.7	16.3	179.8%	6.0	6.0

Notes :

1       Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Sept 30, 2008 include monthly charges, call charges and interconnection charges of 316.0 billion yen, 53.0 billion yen and 61.9 billion yen for NTT East, and 309.0 billion yen, 48.9 billion yen and 68.3 billion yen for NTT West, respectively.

2       Operating Revenues from IP services of NTT East and NTT West for the six months ended Sept 30, 2008 include

         FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 138.2 billion yen and 38.4 billion yen for NTT East, and 107.7 billion yen and 30.3 billion yen for NTT West, respectively.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DoCoMo)

	(Billions of yen)
	A Six Months Ended Sept. 30 2007	B Six Months Ended Sept. 30, 2008			C Year Ending Mar. 31, 2009 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2009 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	562.1	556.7	(5.4)	49.6%	1,122.0	1,122.0
Voice Transmission Services (excluding IP)	227.6	212.5	(15.1)	52.0%	409.0	409.0
IP Services	163.8	172.3	8.5	49.0%	352.0	352.0
Data Transmission Services (excluding IP)	75.5	68.0	(7.4)	52.0%	131.0	131.0
Leased Circuit*	51.8	48.7	(3.0)	50.8%	96.0	96.0
Solutions Business	80.7	89.9	9.2	44.1%	204.0	204.0
Other	14.4	13.8	(0.6)	53.1%	26.0	26.0
Operating Expenses	498.9	502.3	3.4	49.6%	1,012.0	1,012.0
Personnel	46.3	46.9	0.5	50.4%	93.0	93.0
Cost of services and equipment sold, and selling, general and administrative expenses	230.1	243.0	12.8	49.7%	777.0	777.0
Communication Network Charges	153.2	142.9	(10.2)
Depreciation and Amortization	59.7	60.9	1.1	51.2%	119.0	119.0
Loss on Disposal of Property, Plant and Equipment	3.3	2.4	(0.9)	22.1%	11.0	11.0
Taxes and Public Dues	5.9	6.0	0.0	50.2%	12.0	12.0
Operating Income	63.2	54.4	(8.8)	49.5%	110.0	110.0
Non-Operating Revenues	20.4	22.6	2.1	83.8%	27.0	27.0
Non-Operating Expenses	11.8	11.2	(0.6)	41.6%	27.0	27.0
Recurring Profit	71.9	65.8	(6.1)	59.8%	110.0	110.0
Net Income	39.5	56.0	16.5	68.4%	82.0	71.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	466.1	513.3	47.2	45.8%	1,120.0	1,120.0
Systems Integration	355.7	388.7	33.0	45.4%	857.0	857.0
Network System Services	36.6	38.0	1.3	49.4%	77.0	77.0
Others	123.3	128.9	5.5	45.7%	282.0	282.0
Elimination or Corporate	(49.5)	(42.3)	7.2	44.1%	(96.0)	(96.0)
Cost of Sales	350.4	387.2	36.7	45.8%	845.0	845.0
Gross Profit	115.7	126.1	10.4	45.9%	275.0	275.0
Selling and General Expense	78.0	81.4	3.3	47.9%	170.0	170.0
Operating Income	37.6	44.6	7.0	42.6%	105.0	105.0
Non-Operating Income (loss)	0.0	(1.3)	(1.4)	33.9%	(4.0)	(4.0)
Recurring Profit	37.6	43.3	5.6	42.9%	101.0	101.0
Net Income	21.2	22.7	1.5	42.2%	54.0	54.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	2,325.1	2,267.8	(57.3)	49.3%	4,597.0	4,768.0
Wireless Services	2,130.3	1,948.5	(181.8)	50.9%	3,829.0	3,803.0
Cellular Services	2,066.5	1,871.9	(194.7)	51.3%	3,649.0	3,605.0
Voice	1,392.0	1,125.4	(266.6)	52.1%	2,160.0	2,109.0
Packet Communications	674.5	746.5	72.0	50.1%	1,489.0	1,496.0
PHS Services revenue	7.0	—	—	—	—	—
Other revenues	56.8	76.7	19.9	42.6%	180.0	198.0
Equipment sales	194.8	319.2	124.4	41.6%	768.0	965.0
Operating Expenses	1,916.6	1,690.8	(225.8)	44.9%	3,767.0	3,938.0
Personnel	123.4	126.7	3.2	50.3%	252.0	250.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,207.8	1,011.3	(196.5)	43.9%	2,305.0	2,507.0
Depreciation and Amortization	364.3	348.4	(16.0)	44.6%	782.0	751.0
Loss on Disposal of Property, Plant and Equipment	25.0	18.7	(6.3)	30.2%	62.0	63.0
Communication Network Charges	176.2	165.8	(10.4)	50.7%	327.0	327.0
Taxes and Public Dues	19.8	20.0	0.2	51.2%	39.0	40.0
Operating Income	408.5	576.9	168.5	69.5%	830.0	830.0
Non-Operating Income (loss)	2.4	(16.8)	(19.1)	—	(16.0)	5.0
Income before Tax	410.9	560.2	149.3	68.8%	814.0	835.0
Net Income	246.5	346.7	100.1	70.0%	495.0	503.0

Notes:

1       Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the six months ended Sept 30, 2008 include revenues from telephone subscriber lines (113.5 billion yen). Operating Revenues from IP services include revenues from OCN (76.9 billion yen), IP-VPN (36.9 billion yen) and e-VLAN (26.9 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (4.2 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (3.1 billion yen) and high-speed digital (21.0 billion yen).

2 PHS (personal handy-phone) service was terminated on January 7, 2008.

* Partial listing only.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2008 (From Apr. to Jun., 2008)	2nd Quarter Ended Sept. 30, 2008 (From Jul. to Sept., 2008)	Six Months Ended Sept. 30, 2007 (From Apr. to Sept., 2007)	Six Months Ended Sept. 30, 2008 (From Apr. to Sept., 2008)	Year Ended Mar. 31, 2008	Year Ending Mar. 31, 2009 (Revised forecast)	Year Ending Mar. 31, 2009 (Forecast when previous annual results were announced)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,060	3,050	3,120	3,060	3,110	3,040	3,040
Telephone Subscriber Lines ARPU	2,680	2,670	2,720	2,670	2,720	2,660	2,660
INS-NET Subscriber Lines ARPU	5,340	5,320	5,400	5,330	5,390	5,290	5,290
FLET’S Hikari ARPU	5,440	5,550	5,170	5,500	5,310	5,560	5,530
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,920	2,920	2,970	2,920	2,960	2,910	2,910
Telephone Subscriber Lines ARPU	2,580	2,580	2,620	2,580	2,610	2,570	2,570
INS-NET Subscriber Lines ARPU	5,150	5,130	5,230	5,140	5,220	5,130	5,200
FLET’S Hikari ARPU	5,550	5,600	5,400	5,580	5,460	5,640	5,750
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	5,890	5,860	6,550	5,870	6,360	5,710	5,640
Voice ARPU (FOMA+mova)	3,560	3,450	4,390	3,510	4,160	3,360	3,280
Packet ARPU (FOMA+mova)	2,330	2,410	2,160	2,360	2,200	2,350	2,360
i-mode ARPU (FOMA+mova)*	2,290	2,360	2,140	2,330	2,170	2,310	2,320
ARPU generated purely from i-mode (FOMA+mova)	2,480	2,570	2,320	2,530	2,350	2,510	2,520
Cellular Aggregate ARPU (FOMA)	6,260	6,180	7,320	6,220	6,990	5,990	5,920
Voice ARPU (FOMA)	3,630	3,500	4,640	3,560	4,340	3,400	3,310
Packet ARPU (FOMA)	2,630	2,680	2,680	2,660	2,650	2,590	2,610
i-mode ARPU (FOMA)*	2,590	2,630	2,650	2,610	2,610	2,550	2,560
ARPU generated purely from i-mode (FOMA)	2,730	2,790	2,750	2,760	2,720	2,710	2,710
Cellular Aggregate ARPU (mova)	3,890	3,820	4,530	3,860	4,340	3,760	3,680
Voice ARPU (mova)	3,220	3,120	3,740	3,170	3,590	3,100	3,050
i-mode ARPU (mova)	670	700	790	690	750	660	630
ARPU generated purely from i-mode (mova)	860	910	970	890	930	870	830

*	Partial listing only.

Notes :	1 We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

•      Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•      FLET’s Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

—    FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

—    Commencing in the fiscal year ending March 31, 2009, NTT East has begun including in its FLET’S Hikari ARPU calculation revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software option, which are part of NTT East’s operating revenues from Supplementary Business. As a result of this new calculation methodology, NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008, and the fiscal year ended March 31, 2008 increased, respectively, by 0 yen, 0 yen, 10 yen, 10 yen, and 10 yen (representing, respectively, 0.0%, 0.0%, 0.2%, 0.2% and 0.2% of NTT East’s total FLET’S Hikari ARPU for the same periods). NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009 increased by 30 yen (representing 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software contributed respectively, 10 yen, 20 yen and 20 yen to NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2008, September 30, 2008 and the six months ended September 30, 2008 (representing, respectively, 0.2%, 0.4% and 0.4% of NTT East’s total FLET’s Hikari ARPU for the same periods). Similarly, revenues from NTT West’s “Security Function License Plus” anti-virus software option, which are part of NTT West’s operating revenues from Supplemental Business, are included in the calculation of FLET’S Hikari ARPU for NTT West. Revenues from NTT West’s “Security Function License Plus” software contributed less than one yen to NTT West’s FLET’S Hikari ARPU for each of the three-month periods ended June 30, 2007, September 30, 2007, December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008 and the six months ended September 30, 2008. NTT West’s Security Function License Plus revenues consist of fees paid by FLET’S Hikari customers for additional licenses to NTT West’s anti-virus software. The initial license is included in the basic service package for the relevant FLET’S Hikari service.

2       Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3       For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.

4       In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5       For purposes of calculating FLET’S Hikari ARPU, No. of subscribers is determined based on No. of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

6 We compute ARPU for our cellular business using 3 aggregate measures.

• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7 We show ARPU for our i-mode using two aggregate measures.

— i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

— ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.

9 No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

— 1Q Results: Sum of No. of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

— Six Months Results: Sum of No. of active subscribers** for each month from Apr. to Sept.

— FY Results : Sum of No. of active subscribers** for each month from Apr. to Mar.

—     FY Forecast (when previous annual results were announced): Average expected active No. of subscribers ((No. of subscribers at end of previous Mar. + No. of expected subscribers at end of following Mar.)/2)x12

—     FY Forecast (Revised): Sum of the actual No. of active subscribers at the end of each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. + No. of expected subscribers at end of the following Mar.)/2)x6

10 No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.

— 1Q Results: Sum of No. of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

— Six Months Results: Sum of No. of active subscribers** for each month from Apr. to Sept.

— FY Results/FY Forecast : Sum of No. of active subscribers** for each month from Apr. to Mar.

**active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2008	As of Sept. 30, 2008	As of Mar. 31, 2009 (Revised Forecast)	As of Mar. 31, 2009 (Forecast) (Forecast when previous annual results were announced)
Interest-Bearing Liabilities	4,677.2	4,795.7	4,800.0	4,800.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2008	Six months Ended Sept. 30, 2008	Year Ending Mar. 31, 2009 (Revised Forecast)	Year Ending Mar. 31, 2009 (Forecast when previous annual results were announced)
Operating Income	1,304.6 billion yen	745.1 billion yen	1,160.0 billion yen	1,160.0 billion yen
EBITDA Margin	33.8%	35.1%	32.0%	31.2%
Operating FCF	1,478.1 billion yen	825.9 billion yen	1,236.0 billion yen	1,236.0 billion yen
ROCE	6.4%	—	5.6%	5.6%

Note:	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2008	Six Months Ended Sept. 30, 2008	Year Ending Mar. 31, 2009 (Revised Forecast)	Year Ending Mar. 31, 2009 (Forecast when previous annual results were announced)
EBITDA Margin [(c/d)X100]	33.8%	35.1%	32.0%	31.2%
a Operating Income	1,304.6 billion yen	745.1 billion yen	1,160.0 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,302.4 billion yen	1,066.3 billion yen	2,226.0 billion yen	2,196.0 billion yen
c EBITDA (a+b)	3,607.0 billion yen	1,811.3 billion yen	3,386.0 billion yen	3,356.0 billion yen
d Operating Revenues	10,680.9 billion yen	5,164.6 billion yen	10,580.0 billion yen	10,750.0 billion yen
Operating FCF [(c-d)]	1,478.1 billion yen	825.9 billion yen	1,236.0 billion yen	1,236.0 billion yen
a Operating Income	1,304.6 billion yen	745.1 billion yen	1,160.0 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,302.4 billion yen	1,066.3 billion yen	2,226.0 billion yen	2,196.0 billion yen
c EBITDA (a+b)	3,607.0 billion yen	1,811.3 billion yen	3,386.0 billion yen	3,356.0 billion yen
d Capital Investment	2,128.9 billion yen	985.5 billion yen	2,150.0 billion yen	2,120.0 billion yen
ROCE [(b/c)X100]	6.4%	—	5.6%	5.6%
a Operating Income	1,304.6 billion yen	—	1,160.0 billion yen	1,160.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%	41%
b Operating Income X(1 - Normal Statutory Tax Rate)	770.8 billion yen	—	684.4 billion yen	684.4 billion yen
c Operating Capital Employed	11,989.8 billion yen	—	12,261.5 billion yen	12,231.0 billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2008	Six Months Ended Sept. 30, 2008
NTT Consolidated Capital Investment	2,128.9	985.5
Payments for Property, Plant and Equipment	1,259.7	850.7
Acquisition of Intangible and Other Assets	728.6	320.5
Other Differences	140.5	(185.7)

Consolidated Statements of Income

	(Billions of yen)
	Six months ended September 30, 2007	Six months ended September 30, 2008	Increase (Decrease)	Year ended March 31, 2008
Operating Revenues:
Fixed Voice Related Services	1,443.7	1,315.7	(128.0)	2,831.1
Mobile Voice Related Services	1,430.4	1,179.6	(250.8)	2,739.8
IP/Packet Communications Services	1,246.6	1,416.8	170.1	2,567.4
Sales of Telecommunications Equipment	244.7	369.3	124.6	653.5
System Integration	488.6	541.4	52.9	1,157.0
Other	333.5	341.7	8.2	732.0
Total Operating Revenues	5,187.7	5,164.6	(23.1)	10,680.9

Operating Expenses:
Cost of Services (exclusive of items shown separately below)	1,132.7	1,161.9	29.3	2,419.1
Cost of Equipment Sold (exclusive of items shown separately below)	622.7	459.9	(162.8)	1,262.8
Cost of System Integration (exclusive of items shown separately below)	310.2	344.1	33.9	794.9
Depreciation and Amortization	1,053.3	1,020.8	(32.5)	2,161.9
Impairment Loss	1.2	0.4	(0.8)	5.0
Selling, General and Administrative Expenses	1,500.7	1,432.4	(68.3)	3,047.2
Write-down of Goodwill and Other Intangible Assets	2.9	—	(2.9)	2.9
Gain on Transfer of the Substitutional Portion of the Employee Pension Fund	—	—	—	(317.6)
Total Operating Expenses	4,623.7	4,419.5	(204.2)	9,376.3
Operating Income	564.0	745.1	181.1	1,304.6

Other Income (Expenses):
Interest and Amortization of Bond Discounts and Issue Costs	(33.8)	(30.1)	3.6	(63.8)
Interest Income	13.5	12.6	(0.9)	24.5
Other, Net	29.7	43.6	13.9	57.0
Total Other Income and Expenses	9.5	26.1	16.6	17.7

Income (Loss) Before Income Taxes	573.4	771.2	197.7	1,322.3
Income Tax Expense (Benefit):	287.4	236.7	(50.7)	520.8
Income (Loss) Before Minority Interest and Equity in Earnings (Losses) of Affiliated Companies	286.1	534.5	248.4	801.5
Minority Interest in Consolidated Subsidiaries	100.3	135.6	35.2	197.4
Equity in Earnings (Losses) of Affiliated Companies	7.2	7.4	0.2	31.0
Net Income (Loss)	192.9	406.4	213.5	635.2

Note:	NTT has retroactively applied the equity method of accounting to prior periods due to NTT Group’s acquisition of additional shares of an affiliate (which was previously accounted for as “Marketable securities and other investments”) subsequent to the six months ended September 30, 2007, in accordance with Accounting Principles Board (“APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” Consequently, previously reported figures for the six-month period ended September 30, 2007 have been adjusted accordingly.

Consolidated Statements of Cash Flows

		(Billions of yen)
		Six months ended September 30, 2007	Six months ended September 30, 2008	Increase (Decrease)	Year ended March 31, 2008
I	Cash Flows from Operating Activities:

	Net income (loss)	192.9	406.4	213.5	635.2
	Adjustments to reconcile net income (loss) to net cash provided by operating activities
	Depreciation and amortization	1,053.3	1,020.8	(32.5)	2,161.9
	Impairment loss	1.2	0.4	(0.8)	5.0
	Minority interest in consolidated subsidiaries	100.3	135.6	35.2	197.4
	Write-down of goodwill and other intangible assets	2.9	—	(2.9)	2.9
	Loss on disposal of property, plant and equipment	43.0	45.5	2.4	140.5
	Gain on transfer of the substitutional portion of the Employee Pension Fund	—	—	—	(317.6)
	Equity in (earnings) losses of affiliated companies	(7.2)	(7.4)	(0.2)	(31.0)
	(Increase) decrease in notes and accounts receivable, trade	254.1	158.0	(96.1)	289.6
	(Increase) decrease in inventories	(97.9)	(102.0)	(4.0)	(34.6)
	(Increase) decrease in other current assets	(8.7)	(85.5)	(76.8)	(23.3)
	Increase (decrease) in accounts payable, trade and accrued payroll	(387.3)	(389.7)	(2.5)	(80.9)
	Increase (decrease) in accrued consumption tax	1.9	(1.3)	(3.2)	(9.6)
	Increase (decrease) in accrued interest	(3.2)	(1.2)	2.0	(2.7)
	Increase (decrease) in advances received	36.0	19.0	(17.0)	50.9
	Increase (decrease) in accrued taxes on income	71.6	(6.3)	(77.9)	125.5
	Increase (decrease) in other current liabilities	31.9	(14.1)	(45.9)	(12.6)
	Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	(9.4)	(9.1)	0.3	(183.4)
	Increase (decrease) in other long-term liabilities	20.9	21.7	0.8	52.0
	Other	11.5	(101.5)	(113.0)	125.7

	Net cash provided by operating activities	1,307.8	1,089.2	(218.6)	3,090.8

II	Cash Flows from Investing Activities:

	Payments for property, plant and equipment	(696.2)	(850.7)	(154.5)	(1,259.7)
	Proceeds from sale of property, plant and equipment	24.3	46.3	22.1	82.0
	Payments for purchase of non-current investments	(88.6)	(66.0)	22.6	(199.8)
	Proceeds from sale and redemption of non-current investments	68.7	38.9	(29.8)	124.2
	Payments for purchase of short-term investments	(7.7)	(2.5)	5.1	(14.3)
	Proceeds from redemption of short-term investments	1.5	4.5	3.0	5.6
	Acquisition of intangibles and other assets	(364.0)	(320.5)	43.5	(728.6)

	Net cash used in investing activities	(1,062.0)	(1,150.0)	(88.0)	(1,990.6)

III	Cash Flows from Financing Activities:

	Proceeds from issuance of long-term debt	243.5	395.2	151.7	508.9
	Payments for settlement of long-term debt	(435.5)	(292.6)	142.9	(878.3)
	Dividends paid	(55.3)	(61.4)	(6.1)	(117.5)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	0.1	(100.7)	(100.8)	(95.7)
	Acquisition of treasury stocks by subsidiary	(103.0)	(51.8)	51.1	(173.0)
	Net increase (decrease) in short-term borrowings and other	(77.5)	(50.7)	26.8	29.1

	Net cash provided by (used in) financing activities	(427.7)	(162.0)	265.7	(726.4)

IV	Effect of Exchange Rate Changes on Cash and Cash Equivalents	2.2	(3.0)	(5.1)	(0.5)

V	Net Increase (Decrease) in Cash and Cash Equivalents	(179.8)	(225.9)	(46.0)	373.3

VI	Cash and Cash Equivalents at Beginning of Period	796.3	1,169.6	373.3	796.3
VII	Cash and Cash Equivalents at End of Period	616.4	943.7	327.3	1,169.6

Note:	NTT has retroactively applied the equity method of accounting to prior periods due to NTT Group’s acquisition of additional shares of an affiliate (which was previously accounted for as “Marketable securities and other investments”) subsequent to the six months ended September 30, 2007, in accordance with Accounting Principles Board (“APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” Consequently, previously reported figures for the six-month period ended September 30, 2007 have been adjusted accordingly.

Financial Results for First Half of Fiscal Year Ending March 31, 2009

	(Billions of yen)
	Six Months Ended Sept. 30, 2008	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008
NTT Consolidated (US GAAP)
Operating Revenues	5,164.6	2593.6	2,571.0
Fixed Voice Related Services	1,315.7	663.5	652.2
Mobile Voice Related Services	1,179.6	598.9	580.7
IP/Packet Communications Services	1,416.8	695.1	721.7
Sales of Telecommunications Equipment	369.3	216.4	152.9
System Integration	541.4	256.2	285.2
Other	341.7	163.5	178.3
Operating Expenses	4,419.5	2,221.5	2,198.0
Cost of Services (exclusive of items shown separately below)	1,161.9	576.0	585.9
Cost of Equipment Sold (exclusive of items shown separately below)	459.9	266.5	193.4
Cost of Systems Integration (exclusive of items shown separately below)	344.1	159.8	184.3
Depreciation and Amortization	1,020.8	503.8	517.0
Impairment Loss	0.4	—	0.4
Selling, general and administrative expenses	1,432.4	715.5	716.9
Operating Income	745.1	372.1	373.0
Income before Income Taxes	771.2	387.9	383.3
Net Income	406.4	175.5	230.8
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	968.5	483.1	485.3
Cost of services and equipment sold, and selling, general and administrative expenses	2,251.0	1,147.0	1,104.0
Loss on Disposal of Property, Plant and Equipment	65.4	30.0	35.4
Other Expenses	113.5	57.6	55.9
Total	3,398.3	1,717.8	1,680.6
NTT (Holding) (JPN GAAP)
Operating Revenues	208.1	167.0	41.0
Operating Expenses	79.6	36.2	43.4
Operating Income	128.4	130.8	(2.3)
Non-Operating Revenues	25.6	12.6	13.0
Non-Operating Expenses	22.8	11.8	11.0
Recurring Profit	131.2	131.6	(0.4)
Net Income	129.8	130.1	(0.2)

Financial Results for First Half of Fiscal Year Ending March 31, 2009

	(Billions of yen)
	Six Months Ended Sept. 30, 2008	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008
NTT East (JPN GAAP)
Operating Revenues	965.9	476.7	489.1
Voice Transmission Services (excluding IP)	468.7	237.6	231.0
IP Services	271.1	132.1	138.9
Leased Circuit (excluding IP)	86.7	43.3	43.4
Telegraph	11.0	6.3	4.6
Other	73.9	32.5	41.3
Supplementary Business	54.3	24.7	29.6
Operating Expenses	945.3	470.0	475.3
Personnel	57.6	29.0	28.6
Cost of services and equipment sold, and selling, general and administrative expenses	626.6	310.0	316.5
Depreciation and Amortization	208.8	105.0	103.7
Loss on Disposal of Property, Plant and Equipment	14.5	6.5	8.0
Taxes and Public Dues	37.6	19.3	18.3
Operating Income	20.5	6.7	13.8
Non-Operating Revenues	41.9	14.7	27.2
Non-Operating Expenses	18.2	8.7	9.4
Recurring Profit	44.3	12.6	31.6
Net Income	44.1	9.6	34.4
NTT West (JPN GAAP)
Operating Revenues	908.1	452.8	455.2
Voice Transmission Services (excluding IP)	460.9	233.4	227.5
IP Services	221.9	108.7	113.2
Leased Circuit (excluding IP)	75.3	38.0	37.2
Telegraph	12.4	6.8	5.5
Other	66.9	32.1	34.8
Supplementary Business	70.5	33.6	36.8
Operating Expenses	901.5	452.5	448.9
Personnel	57.2	28.9	28.3
Cost of services and equipment sold, and selling, general and administrative expenses	587.3	293.2	294.0
Depreciation and Amortization	204.9	104.3	100.6
Loss on Disposal of Property, Plant and Equipment	16.8	7.9	8.8
Taxes and Public Dues	35.0	18.0	17.0
Operating Income	6.5	0.2	6.3
Non-Operating Revenues	27.7	15.1	12.6
Non-Operating Expenses	20.0	10.6	9.4
Recurring Profit	14.2	4.7	9.4
Net Income	10.7	4.2	6.5

Notes :	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Sept 30, 2008 include monthly charges, call charges and interconnection charges of 156.6 billion yen, 25.7 billion yen and 30.4 billion yen for NTT East, and 153.0 billion yen, 23.7 billion yen and 33.7 billion yen for NTT West, respectively.

	2	Operating Revenues from IP services of NTT East and NTT West for the three months ended Sept 30, 2008 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 72.0 billion yen and 20.0 billion yen for NTT East, and 55.8 billion yen and 15.9 billion yen for NTT West, respectively.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East, and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

Financial Results for First Half of Fiscal Year Ending March 31, 2009

	(Billions of yen)
	Six Months Ended Sept. 30, 2008	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008
NTT Communications (JPN GAAP)
Operating Revenues	556.7	273.8	282.8
Voice Transmission Services (excluding IP)	212.5	106.4	106.1
IP Services	172.3	85.2	87.0
Data Transmission Services (excluding IP)	68.0	33.9	34.1
Leased Circuit*	48.7	24.1	24.6
Solutions Business	89.9	41.4	48.4
Other	13.8	6.7	7.0
Operating Expenses	502.3	246.4	255.8
Personnel	46.9	23.7	23.1
Cost of services and equipment sold, and selling, general and administrative expenses	243.0	116.6	126.4
Communication Network Charges	142.9	71.3	71.6
Depreciation and Amortization	60.9	30.6	30.2
Loss on Disposal of Property, Plant and Equipment	2.4	1.0	1.3
Taxes and Public Dues	6.0	3.0	3.0
Operating Income	54.4	27.4	26.9
Non-Operating Revenues	22.6	15.3	7.2
Non-Operating Expenses	11.2	6.4	4.8
Recurring Profit	65.8	36.3	29.4
Net Income	56.0	28.0	27.9
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	513.3	244.9	268.4
Systems Integration	388.7	183.0	205.7
Network System Services	38.0	18.9	19.1
Others	128.9	62.7	66.2
Elimination or corporate	(42.3)	(19.7)	(22.6)
Cost of Sales	387.2	182.7	204.4
Gross Profit	126.1	62.1	64.0
Selling and General Expense	81.4	40.9	40.4
Operating Income	44.6	21.1	23.5
Non-Operating Income (loss)	(1.3)	(0.3)	(1.0)
Recurring Profit	43.3	20.8	22.4
Net Income	22.7	11.9	10.8
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	2,267.8	1,170.2	1,097.5
Wireless Services	1,948.5	977.5	971.1
Cellular Services	1,871.9	936.4	935.5
Voice	1,125.4	570.3	555.1
Packet Communications	746.5	366.1	380.4
PHS Services revenue	—	—	—
Other revenues	76.7	41.1	35.6
Equipment sales	319.2	192.8	126.5
Operating Expenses	1,690.8	873.8	817.1
Personnel	126.7	63.2	63.4
Cost of services and equipment sold, and selling, general and administrative expenses	1,011.3	544.0	467.3
Depreciation and Amortization	348.4	168.5	179.9
Loss on Disposal of Property, Plant and Equipment	18.7	6.0	12.7
Communication Network Charges	165.8	82.3	83.5
Taxes and Public Dues	20.0	9.7	10.3
Operating Income	576.9	296.5	280.5
Non-Operating Income (loss)	(16.8)	(8.1)	(8.7)
Income before Tax	560.2	288.4	271.7
Net Income	346.7	173.5	173.1

Notes:

1       Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the three months ended Sept. 30, 2008 include revenues from telephone subscriber lines (56.5 billion yen). Operating Revenues from IP services include revenues from OCN (38.8 billion yen), IP-VPN (19.0 billion yen) and e-VLAN (13.2 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (2.0 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (1.5 billion yen) and high-speed digital (10.6 billion yen).

2 PHS (personal handy-phone) service was terminated on January 7, 2008.

* Partial listing only.